Form 10-K405, Exhibit 13
period 1999-01-02
SELECT COMFORT CORP
filed 1999-04-01
CIK 827187

                      SELECTED CONSOLIDATED FINANCIAL DATA

The data presented below has been derived from the Company's consolidated financial statements and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's consolidated financial statements and notes thereto:

                                                     JAN. 2, 1999  JAN. 3, 1998  DEC. 28, 1996  DEC. 30, 1995  DEC. 31, 1994
                                                                                 YEAR ENDED(1)
                                                          (IN THOUSANDS, EXCEPT PER SHARE AND SELECTED OPERATING DATA)
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:
    Net sales                                           $246,269     $184,430      $102,028       $68,629        $30,472
    Gross margin                                         161,082      117,801        63,507        39,796         19,420
    Operating income (loss)                               11,465        2,078        (3,764)       (4,589)        (3,297)
    Net income (loss) before extraordinary item            6,636       (2,846)       (3,685)       (4,560)        (3,371)
    Net income (loss)                                      5,195       (2,846)       (3,685)       (4,560)        (3,371)
    Net income (loss) per share - diluted (2):
       Net income (loss) per share before
         extraordinary item                                 0.28        (1.59)        (2.61)        (3.16)         (2.65)
       Net income (loss) per share                          0.19        (1.59)        (2.61)        (3.16)         (2.65)
    Weighted average common shares - diluted              15,928        2,353         1,753         1,444          1,274
    Dividends paid per share                                   -            -             -             -              -
SELECTED OPERATING DATA:
    Stores open at period-end (3)                            264          200           143            68             35
    Average square footage of stores open during
      period (4)                                             895          866           768           703            642
    Sales per square foot (4)                                742          666           622           611            442
    Average store age (in months at period end)               27           22            15            15             12
    Comparable store sales increase (5)                     23.5%        27.3%         26.1%         59.8%          57.6%

CONSOLIDATED BALANCE SHEET DATA:
    Cash and cash equivalents                            $45,561      $12,670        $2,422        $6,862         $3,770
    Working capital                                       42,249          757        (7,809)        2,734          2,614
    Total assets                                         106,234       57,241        29,794        23,838         14,243
    Long-term debt, less current maturities                   29       19,511         1,162            40             77
    Mandatorily redeemable preferred stock                     -       27,612        27,612        27,625         18,669
    Total common shareholders' equity (deficit)           70,691     (21,038)       (18,216)      (14,779)       (10,592)


    (1) Except for the year ended January 3, 1998, which included 53 weeks, all years presented included 52 weeks.
    (2) See Note 11 of Notes to Consolidated Financial Statements.
    (3) Includes Select Comfort stores operated in leased departments within larger retail stores (14 at January 2, 1999 and one at January 3, 1998).
    (4) For stores open during the entire period indicated.
    (5) Stores enter the comparable store calculation in their 13th full month of operation. The number of comparable stores used to calculate such data were 199, 138, 65, 32 and 13 for 1998, 1997, 1996, 1995 and 1994,
        respectively. Reflects adjustment for an additional week of sales in 1997. Without adjusting for the additional week, comparable store sales would have been 17.9% in 1998 and 34.6% in 1997.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

THE FOLLOWING DISCUSSION AND ANALYSIS SHOULD BE READ IN CONJUNCTION WITH THE CONSOLIDATED FINANCIAL STATEMENTS AND THE NOTES THERETO INCLUDED HEREIN. THE DISCUSSION IN THIS ANNUAL REPORT CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES, SUCH AS STATEMENTS OF THE COMPANY'S PLANS, OBJECTIVES, EXPECTATIONS AND INTENTIONS. THE CAUTIONARY STATEMENTS MADE IN THIS ANNUAL REPORT SHOULD BE READ AS BEING APPLICABLE TO ALL RELATED FORWARD-LOOKING STATEMENTS WHEREVER THEY APPEAR IN THIS ANNUAL REPORT. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE DISCUSSED HERE.

OVERVIEW

Select Comfort was founded in 1987 and has become the leading vertically integrated manufacturer, specialty retailer and direct marketer of innovative air beds and sleep-related products. Management's initial focus was on its direct marketing operations, which have grown in depth and sophistication and now provide critical support for retail and road show distribution channels. Since the first retail stores were opened in 1992, an increasing percentage of net sales has occurred at the retail stores, which now account for a majority of net sales. In 1994, the road show distribution channel was established and focuses primarily on markets where retail stores have not been established.

Vertically integrated operations and control over three separate but complementary distribution channels enable us to develop and maintain direct customer relationships as well as leverage advertising dollars. Sales generation is driven by targeted print, radio and television media which generate customer inquiries that historically were pursued primarily through direct marketing operations. As the retail store base has expanded, we believe the direct marketing infrastructure has been leveraged and the process of converting inquiries into sales has been improved. Marketing programs at retail stores have been enhanced to focus more on increasing customer traffic, including a number of in-store activities and promotions. We believe that direct marketing operations will also continue to play a significant role in building consumer awareness and product sales. We believe that sales will continue to grow for the foreseeable future as advertising expenditures are increased and as additional retail stores are opened, and as consumer awareness of our products and brand name increases. The magnitude of future sales growth will depend on our ability to create product and brand name awareness, the level of consumer acceptance of the Company's products, the effectiveness and efficiency of the Company's advertising, the ability of the Company to successfully identify and respond to emerging trends in the mattress industry, the level of competition in the mattress industry, and general economic conditions and consumer confidence.

Retail operations included 264 stores at January 2, 1999 including 14 leased departments within larger retail stores (13 in Bed Bath & Beyond stores), 200 stores at January 3, 1998 and 143 stores at December 28, 1996. We plan to open approximately 75 additional retail stores in 1999 including the expansion of the leased department concept. Approximately 46% of the 1998 retail store openings, including leased departments, were in new markets. As of January 2, 1999, we had closed five stores.

Historically, we have experienced strong comparable store sales growth, reporting increases of 23.5%, 27.3% and 26.1% in 1998, 1997 and 1996, respectively (comparable store sales amounts have been adjusted to reflect 52 weeks in fiscal 1997 consistent with all other periods). We believe this performance is due to increased awareness of our brand and product benefits, the relatively young age of the store base and various initiatives implemented in recent periods related to increased emphasis on the retail distribution channel. These initiatives include (i) a change in focus of advertising toward brand awareness, (ii) the evolution of retail store operations, including improvements in store design, and (iii) the closer integration of direct marketing and retail distribution channels. Comparable store sales results in the future will be influenced by factors similar to those which will impact overall sales growth.

Advertising expenditures increased from $5.5 million in 1994 to $31.6 million in 1998. Advertising costs are expensed as incurred as a component of sales and marketing expenses, although we believe that advertising expenditures provide significant benefits beyond the period in which they are expensed. Future advertising expenditures will depend on the effectiveness and efficiency of the advertising in creating awareness of our products and brand name, generating consumer inquiries and driving consumer traffic to retail stores.
Advertising expenditures are expected to continue to increase in the foreseeable future.

We believe historical operating losses have been primarily the result of an aggressive retail store opening strategy, a relatively immature store base, significant marketing, advertising and research and development expenditures, and the development of a substantial corporate infrastructure to support future growth. Future increases in net sales and the achievement of long-term profitability will depend upon greater consumer awareness and acceptance of air bed products, the opening and successful performance of new retail stores, and continued improvement in the performance of current stores as they mature. Furthermore, a substantial portion of operating expenses is related to sales and marketing expenses, including costs associated with opening new stores and advertising and marketing expenditures. The level of such spending cannot be adjusted quickly and is based, in significant part, on expectations of future customer inquiries and net sales. If we experience a shortfall in expected net sales or in the conversion rate of customer inquiries, we may be unable to adjust spending in a timely manner and our business, financial condition and operating results may be materially adversely affected.

In addition, quarterly and annual operating results may fluctuate significantly as a result of a variety of factors, including increases or decreases in comparable store sales, the timing, amount and effectiveness of advertising expenditures, any changes in return rates, the timing of new store openings and related expenses, competitive factors, net sales contributed by new stores, any disruptions in third-party delivery services and general economic conditions and consumer confidence. Our business is also subject to some seasonal influences, with heavier concentrations of sales during the fourth quarter holiday season due to increased mall traffic. There can be no assurance that we will be able to achieve or sustain our historical sales growth or profitability in the future, on a quarterly or annual basis.

In connection with our March 1997 $15.0 million debt financing, a warrant with a put feature was issued. This put feature required that the warrant be recorded at fair value as long-term debt. Furthermore, any change in the fair value of this warrant has been reflected as interest expense, resulting in non-cash interest expense of $5.6 million and $3.3 million during 1998 and 1997, respectively. The put feature of this warrant was eliminated upon the closing of our initial public offering in December 1998, resulting in the reclassification of the warrant liability from long-term debt to common shareholders' equity. There will be no further interest expense associated with the warrant.

In November 1998, we agreed to reduce the conversion price of the Series E Preferred Stock from $8.82 to $8.20 per share. This reduction of the conversion price had no impact on net income (loss). However, for purposes of calculating net income (loss) per share, net income available to common shareholders was reduced by $1.3 million, an amount equal to the 77,155 incremental shares issuable as a result of this change multiplied by $17.00, the Companies
IPO price.

Net income (loss) as reported was $5.2 million and ($2.8) million for 1998 and 1997, respectively resulting in net income (loss) per share of $0.19 and ($1.59), respectively. Pro forma net income, was $7.6 million and $0.4 million in 1998 and 1997, respectively. Pro forma net income reflects adjustments for non-recurring, non-cash items associated with put warrant interest expense referred to above, a $1.4 million extraordinary charge associated with early repayment of $15.0 million debt, as well as an income tax benefit of $4.7 million associated with the elimination of the Company's deferred tax valuation allowance. Pro forma net income per share, which reflects these non-recurring non-cash adjustments as well as adjustments related to undeclared and unpaid dividends, was $0.45 and $0.03 in 1998 and 1997, respectively. In addition, as a result of the repayment of the $15.0 million debt financing in December 1998, we anticipate a reduction of interest expense in future periods. Interest expense associated with this debt totaled $1.6 million in 1998.

At January 2, 1999, the Company had net operating loss carryforwards for federal income tax purposes of approximately $1.6 million, of which it expects to be able to use approximately $200,000. The Company's effective tax rate will increase from that experienced in prior years as a result of the elimination of substantially all of its net operating loss carry forwards.

RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, the Company's results of operations expressed as percentages of net sales. Percentage amounts may not total due to rounding.

                                                       JAN. 2, 1999  JAN. 3, 1998  DEC. 28, 1996
                                                                      YEAR ENDED
                                                                PERCENTAGE OF NET SALES
Net sales                                                   100.0%       100.0%       100.0%
Cost of sales                                                34.6         36.1         37.8
 ................................................................................................
    Gross margin                                             65.4         63.9         62.2
 ................................................................................................
Operating expenses:
    Sales and marketing                                      52.7         53.8         53.7
    General and administrative                                8.0          8.9         12.2
 ................................................................................................
       Total operating expenses                              60.8         62.7         65.9
 ................................................................................................
Operating income (loss)                                       4.7          1.1         (3.7)
Other income (expense), net                                  (2.9)        (2.6)         0.1
 ................................................................................................
Income (loss) before income taxes                             1.8         (1.5)        (3.6)
Income tax expense (benefit)                                 (0.9)         0.1          0.0
 ................................................................................................
Net income (loss) before extraordinary item, net              2.7         (1.5)        (3.6)
Extraordinary item                                           (0.6)         0.0          0.0
 ................................................................................................
Net income (loss)                                             2.1%        (1.5)%       (3.6)%
------------------------------------------------------------------------------------------------

COMPARISON OF YEAR ENDED JANUARY 2, 1999 AND JANUARY 3, 1998

NET SALES

Net sales increased 33.5% to $246.3 million for 1998 from $184.4 million for 1997, primarily due to an increase in unit sales. The components of the increase in net sales were (i) a $29.1 million increase associated with the opening of 64 new retail stores during 1998, (ii) a $22.0 million increase associated with an increase of 23.5% in comparable store sales over the comparable period of the prior year, resulting primarily from the continuing maturation of stores, offset by an estimated $4.4 million in comparable store sales in the 53rd week in 1997 and (iii) a $14.6 million increase in direct marketing sales. For a significant portion of the third quarter of 1997, due to a UPS work stoppage, UPS was unable to deliver the Company's products within acceptable time periods, causing delays in deliveries to customers and requiring the Company to use alternative carriers. Also, during this period, the Company converted its manufacturing and financial operations to a new integrated information system. These factors resulted in higher than normal customer returns and canceled orders, lower order volumes and substantially increased freight charges, which the Company estimates negatively impacted its operating income by approximately $3.9 million in the second half of 1997, principally incurred in the third quarter.

GROSS MARGIN

Gross margin increased to 65.4% in 1998 from 63.9% in 1997 primarily due to improved purchasing through volume discounts and better relationships with key suppliers and improved leverage of fixed manufacturing costs over higher unit volumes as well as reduced costs in 1998 compared with 1997 when the UPS strike occurred.

SALES AND MARKETING

Sales and marketing expenses increased 30.9% to $129.9 million in 1998 from $99.2 million in 1997, and decreased slightly as a percentage of net sales to 52.7% in 1998 from 53.8% in 1997. The increase in the dollar amount of sales and marketing expenses was primarily due to the opening of 64 new retail stores during 1998, increased advertising expenditures to support the Company's growth, and higher commissions, percentage rents and freight expense related to the higher net sales. The decrease in sales and marketing expenses as a percentage of net sales was primarily due to improved leverage on advertising expenditures.

GENERAL AND ADMINISTRATIVE

General and administrative expenses increased 19.5% to $19.7 million in 1998 from $16.5 million in 1997, but decreased as a percentage of net sales to 8.0% in 1998 from 8.9% in 1997. The increase in the dollar amount of general and administrative expenses was primarily due to increased spending to provide infrastructure to support overall net sales growth. The decrease in general and administrative expenses as a percentage of net sales was primarily due to improved leverage of fixed costs over the increase in net sales.

OTHER INCOME (EXPENSE), NET

Other expense increased $2.3 million to $7.1 million in 1998 from $4.8 million in 1997 primarily due to the inclusion of $5.6 million of non-cash interest expense in 1998 relating to the change in the fair value of an outstanding put warrant compared with $3.3 million in 1997. The put provision associated with the warrant was eliminated effective on completion of the IPO. Future periods will not require the recording of non-cash interest expense associated with the put warrant.

INCOME TAX EXPENSE (BENEFIT)

Income tax expense decreased to a $2.2 million benefit in 1998 from a $0.1 million expense in 1997 primarily due to a $4.7 million benefit in 1998 associated with the recognition of deferred tax assets. This benefit is a non-recurring item that should not impact future year operating results. The benefit was partially offset by income tax expense associated with taxable income in 1998. Income tax expense in 1997 was limited due to the utilization of net operating losses to offset taxable income in 1997.

EXTRAORDINARY ITEM

1998 net income includes an extraordinary charge, net of income tax benefits, of $1.4 million. The charge relates to the write-off of certain deferred assets and issuance costs associated with our $15.0 million debt financing, which was repaid in December 1998.

COMPARISON OF YEARS ENDED JANUARY 3, 1998 AND DECEMBER 28, 1996

NET SALES

Net sales increased 80.8% to $184.4 million in 1997 from $102.0 million in 1996, primarily due to an increase in unit sales. The components of the net sales increase were (i) a $36.6 million increase associated with the opening of 58 new retail stores in 1997, (ii) a $27.4 million increase in direct marketing sales, and (iii) a $12.3 million increase associated with an increase of 27.3% in comparable store sales over the comparable period of the prior year, resulting primarily from the continuing maturation of stores and an estimated $3.3 million in comparable store sales in the 53rd week of 1997. For a significant portion of the third quarter of 1997, due to a UPS work stoppage, UPS was unable to deliver the Company's products within acceptable time periods, causing delays in deliveries to customers and requiring the Company to use alternative carriers. Also, during this period, the Company converted its manufacturing and financial operations to a new integrated information system. These factors resulted in higher than normal customer returns and canceled orders, lower order volumes and substantially increased freight charges, which the Company estimates negatively impacted its operating income by approximately $3.9 million in the second half of 1997.

GROSS MARGIN

Gross margin increased to 63.9% in 1997 from 62.2% in 1996, primarily due to improved purchasing through volume discounts and better relationships with key suppliers and improved leverage of fixed manufacturing costs over higher unit volumes.

SALES AND MARKETING

Sales and marketing expenses increased 81.0% to $99.2 million in 1997 from $54.8 million in 1996, and increased slightly as a percentage of net sales to 53.8% in 1997 from 53.7% in 1996. The increase in the dollar amount of sales and marketing expenses was primarily due to the opening of 58 new retail stores in 1997, higher commissions, percentage rents and freight expenses related to the higher level of net sales, increased advertising expenditures to support the Company's growth, and an increase in freight charges due to the UPS strike.

GENERAL AND ADMINISTRATIVE

General and administrative expenses increased 32.5% to $16.5 million in 1997 from $12.5 million in 1996, but decreased as a percentage of net sales to 8.9% in 1997 from 12.2% in 1996. The increase in the dollar amount of general and administrative expenses was primarily due to increased infrastructure to support overall net sales growth. The decrease in general and administrative expenses as a percentage of net sales was primarily due to improved leverage of fixed costs over the increase in net sales.

OTHER INCOME (EXPENSE), NET

Other income (expense) decreased to $4.8 million of other expense in 1997 from $0.1 million of other income in 1996 primarily due to (i) the inclusion of $3.3 million of non-cash interest expense relating to the change in the fair value of an outstanding put warrant and (ii) interest expense associated with the Company's March 1997 $15.0 million debt issuance, offset in part by the interest income associated with the proceeds thereof.

LIQUIDITY AND CAPITAL RESOURCES

Our primary source of liquidity has been the sale of equity securities, including the completion of our initial public offering in December 1998, a $15.0 million senior subordinated debt financing transaction completed in March 1997, and cash generated from operations. The initial public offering resulted in net proceeds of $44.6 million, which were partially used for the December 1998 repayment of the $15.0 million debt. Primary uses of cash have been for the development and manufacturing of the Company's air bed product line, sales and marketing expenses, costs associated with the opening of new retail stores and manufacturing facilities and other required infrastructure and general corporate purposes, including working capital. The Company had working capital of approximately $42.2 million at January 2, 1999.

Net cash provided by operating activities in 1998 was approximately $11.0 million and consisted primarily of net income adjusted for non-cash expenses and increases in accruals, partially offset by increases in accounts receivables and inventories. Net cash provided by operating activities in 1997 was approximately $7.3 million and consisted primarily of increases in accounts payable, accruals and net loss adjusted for non-cash expenses, partially offset by increases in accounts receivable, inventories and prepaid expenses. Net cash provided by operating activities in 1996 was approximately $3.1 million and consisted primarily of increases in accounts payable and accruals, partially offset by a net loss adjusted for non-cash expenses and increases in inventories, accounts receivable and prepaid expenses.

Beginning in May 1997, we began offering an unsecured revolving credit arrangement to finance purchases through a third-party bank. Amounts owed to the bank by the Company's customers aggregated $73.8 million at January 2, 1999. The bank's current commitment extends to a maximum of $85.0 million of receivables outstanding. In connection with all purchases financed under these arrangements, the bank pays an amount equal to the total amount of purchases net of promotional related discounts and less amounts retained for limited recourse on bad debts. The bank had retained $11.3 million and $3.9 million as of January 2, 1999 and January 3, 1998, respectively. In March 1999, we notified the bank of our intent to terminate this consumer credit arrangement. In addition, we have signed a letter of intent with a third-party provider to replace the existing arrangement. We anticipate that the new arrangement will be under terms that are no less favorable than under the existing arrangement and that the transition to the new provider will occur near the beginning of the third quarter of 1999. In addition, amounts retained under the existing agreement will likely be returned to the Company shortly following termination and are not anticipated to be replaced by similar retainage amounts under the new agreement.

Net cash used in investing activities was approximately $8.8 million, $10.7 million, and $10.1 million in the years 1998, 1997 and 1996, respectively. Investing activities consisted of purchases of property and equipment for new retail stores in all periods as well as for a new manufacturing and distribution facility and the conversion to a new information system in 1997.

Net cash provided by financing activities for 1998, 1997 and 1996 was approximately $30.7 million, $13.6 million and $2.6 million, respectively. Net cash provided by financing activities for 1998 consisted primarily of proceeds from completion of our IPO, partially offset by debt repayments. Net cash provided by financing activities for 1997 and 1996 consisted primarily of proceeds from debt issuances, partially offset by debt repayments.

At January 2, 1999, we had 264 retail stores, including 13 leased departments in Bed Bath & Beyond stores. We plan to open approximately 75 retail stores in 1999 including expansion of the leased department concept. Management expects that new stores will be leased on terms generally comparable to those of existing store leases. In addition, we plan to open a third manufacturing and distribution facility in Salt Lake City during the first half of 1999. Capital expenditures in 1999 will be approximately $15.0 million based on currently planned store openings, the planned new manufacturing and distribution facility and the central office facilities and systems necessary to support such additional stores.

We believe cash generated from operations will be sufficient to satisfy anticipated working capital needs and that capital expenditure requirements through at least the end of 1999 will be funded primarily by January 2, 1999 cash balances. Cash generated from operations and cash remaining at the end of 1999 will be used to meet long-term liquidity needs, although additional financing may be required.

IMPACT OF YEAR 2000

STATE OF READINESS

Beginning in early 1996, we included certain Year 2000 initiatives and remediation plans in our broader information systems strategic plan. In early 1998 an independent consultant was retained to assess the adequacy of Year 2000 initiatives and remediation plans. All essential information technology ("IT") systems have been inventoried and remediation plans for any Year 2000 issues have been implemented. Remediation plans included the development of Year 2000 compliant applications for order entry, customer service and point of sale systems in fall 1996. In the third quarter of 1997, to facilitate and manage our growth, we purchased and implemented an enterprise information system used in manufacturing operations, material planning, inventory management, order processing, financial management and human resources applications, which system was upgraded to be Year 2000 compliant in February, 1999. We purchased Year 2000 compliant upgrades to our payroll applications in 1997 and our telephone system in 1998. Year 2000 compliant upgrades for software applications for customer inquiries and for processing and tracking warranty claims and returns have been purchased. We anticipate these upgrades will be completed in the third quarter of 1999. With the implementation of these applications and upgrades, we expect that all core applications and IT systems will be Year 2000 compliant by the end of the second quarter of 1999.

In August 1998, we formed a Year 2000 project team ("Year 2000 Project Team") to identify and address Year 2000 compliance matters, including significant non-IT systems which are comprised of the embedded technology used in our buildings, plant, equipment and other infrastructure. The Year 2000 Project Team is currently in the process of inventorying all material Year 2000 issues in non-IT systems. We expect that remedial action for all non-IT systems will be completed by the end of the second quarter of 1999.

During the first quarter of 1998, we initiated discussions with significant suppliers regarding their plans to remediate Year 2000 issues. We sent each of the significant suppliers a questionnaire inquiring as to the magnitude of their Year 2000 issues and the status of their readiness. We have received assurances from a majority of these suppliers that they will become Year 2000 compliant in a timely manner. We have not received responses from all of the third parties with which we do business. In addition to the questionnaires, a supplier certification program has been established under which suppliers must meet rigorous standards relating to quality, service, the ability to deliver materials on a timely basis and Year 2000 compliance. To date, nine key suppliers were certified and other authorized suppliers are in the process of seeking certification. Our key suppliers, including the supplier of our air chambers, have notified us that they are or will be Year 2000 compliant during 1999.

In addition to suppliers, we also rely upon governmental agencies, utility companies, telecommunication service companies and other service providers outside of our control. There can be no assurance that such governmental agencies or other third parties will not suffer a Year 2000 business disruption that could have a material adverse effect on our business, financial condition and operating results.

COSTS TO ADDRESS THE YEAR 2000 ISSUE

We estimate approximately $165,000 has been incurred, through January 2, 1999, to address Year 2000 issues. We estimate that by mid-1999 an additional $100,000 will be incurred to complete our remediation plans required for IT systems, including systems software costs and consulting fees. We do not have an estimate on Year 2000 remediation costs that may be required for non-IT systems, but we believe that such costs will not have a material adverse effect on our business, financial condition and operating results.

RISKS PRESENTED BY THE YEAR 2000 ISSUE

As the process of inventorying non-IT systems proceeds, we may identify systems that present a Year 2000 risk. In addition, if any third parties who provide goods or services essential to our business activities fail to appropriately address their Year 2000 issues, such failure could have a material adverse effect on our business, financial condition and operating results. For example, a Year 2000 related disruption on the part of the financial institutions which process credit card sales would have a material adverse effect on our business, financial condition and operating results.

CONTINGENCY PLANS

The Year 2000 Project Team's initiatives include the development of contingency plans in the event we have not completed all remediation plans in a timely manner. In addition, the Year 2000 Project Team is in the process of developing contingency plans in the event that any third parties who provide goods or services essential to our business fail to appropriately address their Year 2000 issues. The Year 2000 Project Team expects to conclude the development of these contingency plans by the end of the second quarter of 1999.

                          INDEPENDENT AUDITORS' REPORT

We have audited the accompanying consolidated balance sheets of Select Comfort Corporation and subsidiaries (the Company) as of January 2, 1999 and January 3, 1998 and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended January 2, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Select Comfort Corporation and subsidiaries as of January 2, 1999 and January 3, 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended January 2, 1999 in conformity with generally accepted accounting principles.

                                       /s/ KPMG Peat Marwick LLP

Minneapolis, Minnesota
January 22, 1999

                           CONSOLIDATED BALANCE SHEETS
                       JANUARY 2, 1999 AND JANUARY 3, 1998
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                 ASSETS                                             1998             1997
Current assets:
   Cash and cash equivalents                                       $45,561          $12,670
   Accounts receivable, net of allowance
     for doubtful accounts of $2,750 and
     $1,901, respectively (note 2)                                  10,624            5,961
   Inventories (note 3)                                             10,136            7,749
   Prepaid expenses                                                  4,048            4,256
   Deferred tax assets (note 10)                                     5,448                -
 .............................................................................................
     Total current assets                                           75,817           30,636

Property and equipment, net (note 4)                                29,125           25,183
Deferred tax assets (note 10)                                          440                -
Other assets                                                           852            1,382
 .............................................................................................
     Total assets                                                 $106,234          $57,201
---------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------

          LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Current maturities of long-term debt (note 6)                      $930             $999
   Accounts payable                                                 12,079           12,199
   Accruals:
     Sales returns                                                   6,021            5,324
     Warranty costs                                                  4,486            3,257
     Compensation, taxes and benefit                                 4,843            3,149
     Income taxes (note 10)                                            648              125
     Other                                                           4,561            4,826
 .............................................................................................
     Total current liabilities                                      33,568           29,879

Long-term debt, less current maturities (note 6)                        29           13,841
Warrants subject to put provision (note 7)                               -            5,670
Other liabilities                                                    1,946            1,237
 .............................................................................................
     Total liabilities                                              35,543           50,627
---------------------------------------------------------------------------------------------

Series A-E mandatorily redeemable preferred stock,
   $1.00-$1.25 par value; none and 12,123,390 shares
   authorized, none and 12,091,962 shares issued
   and outstanding, respectively (note 8)                                -           12,692
Additional paid-in capital                                               -           14,920
 .............................................................................................
                                                                         -           27,612
 .............................................................................................
Common shareholders' equity (notes 7, 8 and 9):
   Undesignated preferred stock; 5,000,000 shares
     authorized, no shares issued and outstanding                        -                -
   Common stock, $.01 par value; 95,000,000 shares
     authorized, 18,435,687 and 2,477,660 shares issued
     and outstanding, respectively                                     184               25
   Additional paid-in capital                                       87,619            1,662
   Accumulated deficit                                             (17,112)         (22,307)
   Notes receivable investors (note 14)                                  -             (418)
 .............................................................................................
     Total common shareholders' equity (deficit)                    70,691          (21,038)
 .............................................................................................
Commitments (notes 5 and 15)
     Total liabilities and shareholders' equity                   $106,234          $57,201
---------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------

          See accompanying notes to consolidated financial statements.

                      CONSOLIDATED STATEMENTS OF OPERATIONS
             JANUARY 2, 1999, JANUARY 3, 1998 AND DECEMBER 28, 1996
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                        1998          1997           1996
Net sales                                              $246,269       $184,430     $102,028
Cost of sales                                            85,187         66,629       38,521
 .............................................................................................
   Gross margin                                         161,082        117,801       63,507
 .............................................................................................

Operating expenses:
   Sales and marketing                                  129,894         99,218       54,814
   General and administrative                            19,723         16,505       12,457
 .............................................................................................
     Total operating expenses                           149,617        115,723       67,271
 .............................................................................................
Operating income (loss)                                  11,465          2,078       (3,764)
 .............................................................................................

Other income (expense):
   Interest income                                         825             682          244
   Interest expense (note 6 and 7)                       (7,834)       (5,234)          (88)
   Other, net                                               (52)         (231)          (77)
 .............................................................................................
     Other income (expense), net                         (7,061)       (4,783)           79
 .............................................................................................
Income (loss) before income taxes and
   extraordinary item                                     4,404        (2,705)       (3,685)
Income tax expense (benefit) (note 10)                   (2,232)           141            -
 .............................................................................................
Net income (loss) before extraordinary item               6,636        (2,846)       (3,685)
Extraordinary item, net of tax benefit (note 6)          (1,441)             -            -
 .............................................................................................
Net income (loss)                                        $5,195       $(2,846)      $(3,685)
---------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------
Deemed dividend from revision of preferred
   stock conversion rate (note 8)                       $(1,312)     $       -    $       -
Cumulative preferred dividends                             (821)         (900)         (900)
 .............................................................................................
Net income (loss) available to common shareholders       $3,062       $(3,746)      $(4,585)
---------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------
Net income (loss) per share - basic (note 11)
   Net income (loss) before extraordinary item            $1.09         (1.59)        (2.61)
   Net income (loss)                                       0.74         (1.59)        (2.61)
---------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------
Net income (loss) per share - diluted (note 11)
   Net income (loss) before extraordinary item             0.28         (1.59)        (2.61)
   Net income (loss)                                       0.19         (1.59)        (2.61)
---------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------

           See accompanying notes to consolidated financial statements.

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
             JANUARY 2, 1999, JANUARY 3, 1998 AND DECEMBER 28, 1996
                             (DOLLARS IN THOUSANDS)

                                                                ADDITIONAL                    NOTES
                                                                 PAID-IN      ACCUMULATED   RECEIVABLE-
                                       SHARES        AMOUNT       CAPITAL       DEFICIT      INVESTORS     TOTAL
Balance at December 30, 1995          1,586,808        $  16      $    981     $(15,776)       $   -     $(14,779)
   Exercise of common
     stock options                      260,338            3           245            -            -          248

   Net loss                                    -           -             -       (3,685)           -       (3,685)
 ...................................................................................................................

Balance at December 28, 1996          1,847,146           19         1,226      (19,461)           -      (18,216)
   Exercise of common
     stock options                      630,514            6           436            -            -          442
   Issuance of investor notes                 -            -             -            -         (418)        (418)
   Net loss                                   -            -             -       (2,846)           -       (2,846)
 ...................................................................................................................

Balance at January 3, 1998            2,477,660           25         1,662      (22,307)        (418)     (21,038)
   Issuance of shares in initial
     public offering (note 9)         2,922,350           29        44,614            -            -       44,643

   Conversion of manditorily
     redeemable preferred stock
     (note 8)                        12,332,364          123        27,489            -            -       27,612
   Exercise of common stock
     options and warrants               703,313            7         4,639            -            -        4,646
   Issuance of investor notes                 -            -             -            -         (487)        (487)
   Payment of investor notes                  -            -             -            -          905          905
   Elimination of put provision
     on warrant (note 7)                      -            -         9,215            -            -        9,215
   Net income                                 -            -             -        5,195            -        5,195
 ...................................................................................................................

Balance at January 2, 1999           18,435,687         $184       $87,619     $(17,112)       $   -      $70,691
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------

          See accompanying notes to consolidated financial statements.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
             JANUARY 2, 1999, JANUARY 3, 1998 AND DECEMBER 28, 1996
                                 (IN THOUSANDS)

                                                        1998          1997           1996
Cash flows from operating activities:
   Net income (loss)                                    $5,195        $(2,846)     $(3,685)
   Adjustments to reconcile net income (loss)
     to net cash provided by operating activities:
     Depreciation and amortization                       5,351          4,030        2,094
     Loss on disposal of property and equipment             50            264           66
     Extraordinary item                                  1,441              -            -
     Deferred tax assets                                (5,888)             -            -
     Interest expense from put warrant valuation         5,625          3,250            -
   Change in operating assets and liabilities:
     Accounts receivable, net                           (4,663)        (4,799)        (421)
     Inventories                                        (2,387)        (2,167)        (500)
     Prepaid expenses                                      208         (2,567)        (781)
     Accounts payable                                     (120)         3,026        4,039
     Accrued sales returns                                 697          2,529          888
     Accrued warranty costs                              1,229          1,221          646
     Accrued compensation, taxes and benefits            1,694          1,426          393
     Accrued income taxes                                1,856            125            -
     Other accrued liabilities                            (265)         3,829          158
     Other assets                                          252           (565)         (91)
     Other liabilities                                     709            705          270
 ..............................................................................................
       Net cash provided by operating activities        10,984          7,336        3,076
 ..............................................................................................

Cash flows used in investing activities -
   Purchases of property and equipment                  (8,812)       (10,727)     (10,122)
 ..............................................................................................
Cash flows from financing activities:
   Proceeds from issuance of debt                            -         16,184        2,850
   Principal payments on debt                          (15,999)        (2,203)        (523)
   Debt issuance costs                                       -           (781)           -
   Proceeds from issuance of common stock               46,702            439          292
   Proceeds from issuance of redeemable
     preferred stock                                        16              -          (13)
 ..............................................................................................
     Net cash provided by financing activities          30,719         13,639        2,606
 ..............................................................................................
     Increase (decrease) in cash and
       cash equivalents                                 32,891         10,248       (4,440)
Cash and cash equivalents, at beginning of year         12,670          2,422        6,862
 ..............................................................................................
Cash and cash equivalents, at end of year              $45,561        $12,670       $2,422
----------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------

          See accompanying notes to consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(1)  BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS

Select Comfort Corporation and its wholly owned subsidiaries (the Company) develop, manufacture, and market air beds and sleep-related products. The Company's fiscal year ends on the Saturday closest to December 31. Fiscal years 1998 and 1996 had 52 weeks. Fiscal year 1997 had 53 weeks. Certain prior-year amounts have been reclassified to conform to the current-year presentation.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant inter-company balances and transactions have been eliminated in consolidation.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include highly liquid investments with initial maturities of three months or less.

INVENTORIES

Inventories includes material, labor, and overhead and is stated at the lower of cost or market. Cost is determined by the first-in, first-out method.

PROPERTY AND EQUIPMENT

Property and equipment, carried at cost, are depreciated using the straight-line method over the estimated useful lives of the assets, which range from three to seven years. Leasehold improvements are amortized over the shorter of the life of the lease or ten years.

OTHER ASSETS

Other assets include security deposits, patents, trademarks, and debt issuance costs. Patents and trademarks are amortized using the straight-line method over 17-year and 15-year periods, respectively. Debt issuance costs are amortized using the straight-line method over the term of the debt.

NEW ACCOUNTING PRONOUNCEMENTS

During 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No 133, "Accounting for Derivative Instruments and Hedging Activities". This pronouncement is not expected to have a material impact on the Company's consolidated financial statements.

ACCOUNTING ESTIMATES

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

ACCRUED WARRANTY COSTS

The Company provides a 20-year warranty on air beds, the last 15 years of which are on a prorated basis. Estimated warranty costs are provided at the time of sale of the warranted products. Estimates are based upon historical warranty claims incurred by the Company. Given the limited history available, actual results could differ from these estimates.

ACCRUED SALES RETURNS

Estimated sales returns are provided at the time of sale based upon historical sales returns. Returns are allowed by the Company for 90 nights following the sale.

IMPAIRMENT OF LONG-LIVED ASSETS AND LONG-LIVED ASSETS TO BE DISPOSED

The Company reviews its long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed are reported at the lower of the carrying amount or fair value less costs to sell.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying value of cash and cash equivalents and accounts receivable approximate fair value because of the short-term maturity of those instruments. The fair value of long-term debt approximates carrying value based on the Company's estimate of rates that would be available to it for debt of the same remaining maturities.

REVENUE RECOGNITION

Revenue is recognized when products are shipped to customers net of estimated returns.

STOCK COMPENSATION

The Company records compensation expense for option grants under its stock option plan if the current market value of the underlying stock at the grant date exceeds the stock option exercise price. Pro forma disclosure of the net income impact of applying an alternative method of recognizing stock compensation expense over the vesting period based on the fair value of all stock-based awards on the date of grant is presented in Note 9.

RESEARCH AND DEVELOPMENT COSTS

Costs incurred in connection with research and development are charged to expense as incurred. Research and development expense was $1,638,000, $1,819,000 and $1,464,000 in 1998, 1997 and 1996, respectively.

PRE-OPENING COSTS

Costs associated with the opening of new stores are expensed as incurred.

DIRECT RESPONSE ADVERTISING COSTS

The Company incurs direct response advertising costs associated with print and broadcast advertisements. Such costs are charged to expense as incurred. Advertising expense was $31,648,000, $28,281,000 and $16,224,000 in 1998,
1997 and 1996, respectively.

INCOME TAXES

The Company recognizes deferred tax assets and liabilities for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

EARNINGS PER SHARE

Basic earnings per share excludes dilution and is computed by dividing the income available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share includes common stock equivalents consisting of stock options and warrants determined by the treasury stock method and dilutive convertible securities.

(2) ACCOUNTS RECEIVABLE

In June 1997, the Company began utilizing a third-party bank to offer its qualified customers an unsecured revolving credit arrangement to finance purchases from the Company. The bank sets the rates, fees and all other terms and conditions of the customer accounts, including collection policies and procedures, and is the owner of the accounts. In connection with all purchases financed under these arrangements, the bank pays the Company an amount equal to the total amount of such purchases, net of promotional related discounts and less amounts retained for recourse related to returned products and limited recourse related to bad debts. The bank's recourse for bad debts is limited to a specified percent of receivables generated. The bank had retained $11,350,000 and $3,882,000 as of January 2, 1999 and January 3, 1998, respectively, under terms of the agreement. The Company has included such amounts in its accounts receivable net of estimated allowance for doubtful accounts.

(3) INVENTORIES

Inventories consist of the following (in thousands):

                                                      JANUARY 2, 1999   JANUARY 3, 1998
           Raw materials                                      $6,533          $5,891
           Work in progress                                       67              39
           Finished goods                                      3,536           1,819
           .............................................................................
                                                             $10,136          $7,749
           -----------------------------------------------------------------------------
           -----------------------------------------------------------------------------

(4) PROPERTY AND EQUIPMENT

Property and equipment are summarized as follows (in thousands):

                                                       JANUARY 2, 1999   JANUARY 3, 1998
           Leasehold improvements                            $24,865         $18,164
           Office furniture and equipment                      3,079           2,698
           Production machinery and computer equipment         8,610           7,062
           Property and equipment under capital lease          2,963           2.971
           Other                                               1,446           1,256
           Less accumulated depreciation and amortization    (11,838)         (6,968)
           .............................................................................
                                                             $29,125         $25,183
           -----------------------------------------------------------------------------
           -----------------------------------------------------------------------------

(5)  LEASES

The Company rents office and manufacturing space under three operating leases which, in addition to the minimum lease payments, require payment of a proportionate share of the real estate taxes and building operating expenses. The Company also rents retail space under operating leases which, in addition to the minimum lease payments, require payment of percentage rents based upon sales levels. Rent expense was as follows:

                                                   1998        1997         1996
           Minimum rents                         $11,127       $8,465       $4,875
           Percentage rents                        1,522          892          237
           ..........................................................................
           Total                                 $12,649       $9,357       $5,112
           --------------------------------------------------------------------------
           Equipment rent                           $952         $683         $402
           --------------------------------------------------------------------------
           --------------------------------------------------------------------------

           The aggregate minimum rental commitments under operating leases for subsequent years are as follows (in thousands):

           1999                                                            $11,939
           2000                                                             11,696
           2001                                                             11,731
           2002                                                             11,490
           2003                                                             10,765
           Thereafter                                                       31,278
           ..........................................................................
                                                                           $88,899
           --------------------------------------------------------------------------
           --------------------------------------------------------------------------

(6) NOTES PAYABLE AND CAPITAL LEASE OBLIGATIONS

In March 1997, the Company completed a financing under which it issued a senior subordinated promissory note in the principal amount of $15,000,000, a warrant to purchase 1,100,000 shares of the Company's common stock at $10.50 per share and a warrant to purchase 1,000,000 shares of common stock at $0.01 per share. These warrants were subsequently adjusted and combined with the issuance of anti-dilution shares, resulting in a single warrant to purchase 1,315,096 shares of common stock at $8.82 per share, exercisable at any time prior to March 31, 2005. (see Note 7).

In December 1998, the Company repaid the promissory note resulting in an extraordinary loss of $1,441,000 from early repayment. The loss was comprised of unamortized debt discount and issuance costs totaling $2,281,000, and net of income tax benefits of $840,000.

Long-term obligations under notes and capital leases are as follows (in thousands):

                                                  JANUARY 2, 1999   JANUARY 3, 1998
          Senior subordinated note payable to
             financing company due March 2003
             with interest payable quarterly
             at 11% per annum. Face amount of
             $15,000,000 net of $1,815,000 debt
             discount with an effective interest
             rate of 13.7%, paid in full in 1998         $     -           $12,882

           Notes payable under capital lease
             agreements, payable in monthly
             installments through March 2000,
             with interest at 9.75% - 12.5%
             per annum. Financing available under
             these agreements aggregates $3,000,000,
             of which $2,963,000 had been utilized at
             January 2, 1999. In connection with these
             notes, the Company granted the vendor warrants
             to acquire 31,428 shares of the Company's
             Series E convertible preferred stock
             (note 9)                                        959             1,958
           ..........................................................................
                                                             959            14,840
           Less current maturities                           930               999
           ..........................................................................
                                                             $29           $13,841
           --------------------------------------------------------------------------
           --------------------------------------------------------------------------

Aggregate maturities of long-term debt subsequent to January 2, 1999 are due in 2000.

(7) WARRANTS SUBJECT TO PUT PROVISION

In connection with the financing completed in March 1997 (see Note 6), the Company issued a warrant to purchase 1,100,000 shares of Common Stock at $10.50 per share (Series A Warrant) and a warrant to purchase 1,000,000 shares of Common Stock at $0.01 per share (Series B Warrant). The Series B Warrant provided that the number of shares exercisable could be reduced based on future earnings levels or in the event the Company completed an initial public offering. Effective March 31, 1998, the warrants were adjusted and combined, resulting in a single warrant to purchase 1,309,583 shares of Common Stock at $8.82 per share, exercisable at any time prior to March 31, 2005. In addition, in connection with antidilution provisions included in the warrant agreement, the Company agreed to issue an additional warrant to purchase 5,513 shares of common stock exercisable at $8.82 per share. Warrants for 1,076,098 shares remained outstanding at January 2, 1999.

The original warrant agreement provided the holder could require repurchase of the warrant if an IPO had not been completed prior to March 27, 2002. The repurchase amount would have been equal to the excess of the estimated fair market value of the Company's common stock, as determined by the warrant agreement, over the exercise price of the warrant. The Company also has an option to repurchase the warrant if the warrant has not been exercised prior to March 27, 2004. As required by Emerging Issues Task Force Issue 96-13 (EITF 96-13), the warrant was recorded at fair value and recorded as long-term debt. In addition, EITF 96-13 requires that any change in fair value of the warrant be reflected as interest expense. Accordingly, the financial statements reflect interest expense of $5,625,000 and $3,250,000 for 1998 and 1997, respectively.

Upon completion of the Company's initial public offering the put option on the warrants expired and the warrants were reclassified into $9,215,000 of additional paid-in-capital. In addition, effective upon completion of the Company's initial public offering, warrant revaluation is no longer required and accordingly interest expense will no longer be recorded.

(8)  MANDATORILY REDEEMABLE PREFERRED STOCK

Prior to completion of the Company's initial public offering in December 1998, the Company had issued and outstanding 12,091,962 shares of mandatorily redeemable preferred stock. The holders of the Series A, B, C, D, and E mandatorily redeemable preferred stock had certain rights and preferences, including those involving dividend participation, special voting, liquidation preferences, antidilution rights, redemption rights and in certain cases, those involving cumulative dividends.

In November 1998, the Company adjusted the conversion price of the Series E Mandatorily Redeemable Preferred Stock from $8.82 per share to $8.20. The adjustment was made in accordance with the Series E Stock Purchase Agreement and was effective on the closing of the Company's initial public offering. The adjustment resulted in the issuance of an additional 77,155 shares of common stock upon conversion. For purposes of calculating net income (loss) per share in the period in which the initial public offering is completed, net income available to common shareholders has been reduced by $1,312,000 for the estimated value of additional shares issued under these antidilution provisions (note 11).

Upon completion of the Company's initial public offering in December 1998, the Series A, B, C, D, and E mandatorily redeemable preferred stock converted into an aggregate of 12,332,364 shares of common stock. In addition, all rights and preferences, including those involving cumulative dividends expired. Cumulative but undeclared and unpaid dividends have been deducted from net income available to common shareholders in determining net income (loss) per share (note 11).

As of January 2, 1999, there were no remaining shares of mandatory redeemable shares outstanding. The following summarizes mandatorily redeemable preferred stock as of January 3, 1998 (in thousands):

                                                                          ADDITIONAL
                                                             PAR VALUE  PAID-IN CAPITAL
           Series A, $1.00 par value; 4,458,852
             shares authorized, issued, and outstanding         $4,459     $      -
           Series B, $1.25 par value; 2,400,000
             shares authorized, issued, and outstanding          3,000            -
           Series C, $1.00 par value; 2,292,635
             shares authorized, issued, and outstanding          2,293        2,972
           Series D, $1.00 par value; 2,083,332
             shares authorized, issued, and outstanding          2,083        3,862
           Series E, $1.00 par value; 888,571
             shares authorized and 857,143 shares
             issued and outstanding                                857        8,086
           ..........................................................................
           Total mandatorily redeemable preferred stock        $12,692      $14,920
           --------------------------------------------------------------------------

Changes in mandatorily redeemable preferred stock are as follows (dollars in thousands):

                                                                ADDITIONAL
                                                                 PAID-IN
                                           SHARES      AMOUNT     CAPITAL   TOTAL
           Balance at December 28,
           1996 and January 3, 1998        12,091,962   $12,692   $14,920  $27,612

           Conversion to common stock     (12,091,962)  (12,692)  (14,920) (27,612)
           ..........................................................................
           Balance at January 2, 1999               -   $     -   $     -  $     -
           --------------------------------------------------------------------------

(9) SHAREHOLDERS' EQUITY

Effective December 3, 1998, the Company issued 2,922,350 shares of common stock in completion of its initial public offering resulting in net proceeds of $46,702,000.

STOCK OPTIONS

The Board of Directors has reserved 5,300,000 shares of common stock for options that may be granted to key employees, directors, or others under the Company's stock option plans.

A summary of the changes in the Company's stock option plans for each of the years in the three year-period ended January 2, 1999 is as follows:

                                                                           AVERAGE
                                                                           EXERCISE
                                                             SHARES         PRICE
           Outstanding at December 30, 1995
           (including 947,193 shares exercisable)          1,635,183         $1.59
             Granted                                         443,850          5.25
             Exercised                                      (260,338)         1.09
             Canceled                                       (139,522)         2.29
           ..........................................................................

           Outstanding at December 28, 1996
           (including 1,105,468 shares exercisable)        1,679,173          2.58
             Granted                                       1,073,750          6.20
             Exercised                                      (630,514)         0.70
             Canceled                                        (26,800)         4.29
           ..........................................................................

           Outstanding at January 3, 1998
           (including 931,319 shares exercisable)          2,095,609          4.98
             Granted                                         443,075         14.70
             Exercised                                      (526,880)         3.18
             Canceled                                       (208,070)         5.82
           ..........................................................................

           Outstanding at January 2, 1999
           (including 884,807 shares exercisable)          1,803,734         $7.77
           --------------------------------------------------------------------------
           --------------------------------------------------------------------------

The following table summarizes information about options outstanding at January 2, 1999:

                    OPTIONS OUTSTANDING                                 OPTIONS EXERCISABLE
                    -------------------                                 -------------------

                                     AVERAGE
      RANGE OF                      REMAINING     AVERAGE                            AVERAGE
      EXERCISE                  CONTRACTUAL LIFE EXERCISE                           EXERCISE
        PRICE          SHARES        (YEARS)       PRICE               SHARES         PRICE
 $ 0.45 -  1.00          81,678       5.62        $0.90                 81,678         $0.90
   4.80 -  6.50       1,100,573       7.73         5.26                634,866          5.22
   7.50 - 11.00         352,075       9.02        10.24                158,469         10.02
  14.00 - 17.00         269,408       9.86        16.92                  9,794         16.36
 ................................................................................................

 $ 0.45 - 17.00       1,803,734       8.21        $7.77                884,807         $5.80
------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------

No compensation cost has been recognized in the consolidated financial statements for employee stock option grants. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under an alternative accounting method, the Company's net income
(loss) would have been adjusted as indicated below (in thousands):

                                                    1998        1997         1996
           Net income (loss):  As reported         $5,195     $(2,846)     $(3,685)
           Pro forma                               $4,144     $(3,563)     $(4,253)

The fair value of each option grant is estimated on the date of grant using the Black-Sholes option-pricing model with the following assumptions: expected dividend yield-0%; expected stock price volatility-40%; risk-free interest rate-4.6% for 1998, and 6.4% for 1997 and 1996; expected life of options-3.0 years, 4.2 years, 3.0 years for 1998, 1997, 1996, respectively. The per share weighted-average fair value of stock options granted during 1998, 1997, 1996 was $4.72, $1.92, $2.03, respectively.

WARRANTS

In April 1996, the Company issued warrants to the holders of Series E preferred stock (note 8) to purchase an aggregate of 171,429 shares of common stock at an exercise price of $5.25 per share. During 1998, warrants for 54,430 shares of common stock were exercised. Warrants for 116,999 shares remained outstanding at January 2, 1999.

In connection with a capital lease transaction with a vendor in 1997, the Company granted the vendor warrants to acquire 31,428 shares of the Company's Series E convertible preferred stock at a purchase price of $10.50 per share. The warrants are exercisable for five years beginning December 3, 1998. In December 1998, the Preferred Stock warrants were converted into warrants exercisable into 40,243 shares of common stock at $8.20 per share.

In connection with short-term debt issued to related parties in 1996, the Company granted warrants to purchase 71,525 shares of the Company's common stock at a purchase price of $5.25 per share. The warrants are exercisable for ten years from the grant date. During December 1998, warrants for 7,003 shares of common stock were exercised. Warrants for 64,522 shares remained outstanding at January 2, 1999.

(10) INCOME TAXES

The provision (benefit) for income taxes consists of the following (in thousands):

                                                   1998        1997         1996
           Current:
             Federal                              $2,969        $125     $      -
             State                                   687          16            -
           ...............................................................................
                                                   3,656         141
           -------------------------------------------------------------------------------
           -------------------------------------------------------------------------------
           Deferred:
             Federal                              (5,803)          -            -
             State                                   (85)          -            -
           ...............................................................................
                                                  (5,888)          -            -
           -------------------------------------------------------------------------------
           Income tax expense (benefit)          $(2,232)       $141     $      -
           -------------------------------------------------------------------------------
           -------------------------------------------------------------------------------

Effective tax rates differ from statutory federal income tax rates as follows:

                                                   1998        1997         1996
Statutory federal income tax rate                   35.0%      (34.0)%      (34.0)%
Nondeductible interest expense, put warrants        44.7        40.8          0.0
Change in valuation allowance                     (147.0)       (2.7)        33.0
Effect of change in tax rate on deferred tax asset   6.7         0.0          8.6
State income taxes, net of federal benefit           8.9         0.4         (4.0)
General business credits                             0.0         0.0         (2.6)
Other                                                1.0         0.7         (1.0)
 ............................................................................................
                                                   (50.7)        5.2 %        0.0 %
--------------------------------------------------------------------------------------------

The tax effects of temporary differences that give rise to deferred tax assets at January 2, 1999 and January 3, 1998 are as follows (in thousands):

                                                               1998         1997
           Deferred tax assets:
             Current:
               Inventory, warranty, and returns reserves      $4,371       $3,361
               Allowance for doubtful accounts                   117          722
               Other                                             960          214

             Long term:
               Net operating loss carryforwards                  602        2,842
               Other                                             361          344
           .............................................................................
                Total gross deferred tax assets                6,411        7,483
           Valuation allowance                                  (523)      (7,483)
           .............................................................................
                Total net deferred tax assets                 $5,888      $     -
           -----------------------------------------------------------------------------

In 1998 the Company reduced the valuation allowance applied against the deferred tax assets by $6.9 million based upon tax planning strategies and future income projections.

At January 2, 1999, the Company had net operating loss carryforwards for federal income tax purposes of approximately $1,600,000 expiring between the years 2003 and 2006. The Company expects that approximately $1,400,000 of these carryforwards will expire unutilized due to an Internal Revenue Code (IRC)
Section 382 limitation resulting from a prior ownership change.

(11) NET INCOME (LOSS) PER COMMON SHARE

The following computations reconcile net income (loss) with net income (loss) per common share-basic and diluted (dollars in thousands, except per share amounts).

                                                     NET                 PER SHARE
                    1998                            LOSS      SHARES      AMOUNT
           Net income before extraordinary item    $ 6,636           -
           Less: Deemed dividend from revision
                   of preferred stock               (1,312)          -
                 Cumulative preferred dividends       (821)          -
           ...............................................................................

           BASIC EPS
           Net income available to
             common shareholders                    $4,503   4,114,219      $1.09
          ...............................................................................

           EFFECT OF DILUTIVE SECURITIES
           Options                                       -     912,448
           Warrants                                      -     654,436
           Convertible preferred stock                   -  10,247,143
          ...............................................................................

           DILUTED EPS
           Net income available to common
             shareholders plus assumed conversion   $4,503  15,928,246      $0.28
           ------------------------------------------------------------------------------

                                                     NET                 PER SHARE
                    1997                            LOSS      SHARES      AMOUNT
           Net loss                                $(2,846)
           Less cumulative preferred dividends        (900)          -
           ...............................................................................

           BASIC AND DILUTED EPS
           Net loss available to
             common shareholders                   $(3,746)  2,352,947     $(1.59)
           ------------------------------------------------------------------------------

                                                     NET                 PER SHARE
                    1996                            LOSS      SHARES      AMOUNT
           Net loss                                $(3,685)
           Less cumulative preferred dividends        (900)          -
           ...............................................................................

           BASIC AND DILUTED EPS
           Net loss available to
             common shareholders                   $(4,585)  1,753,484    $(2.61)
           ------------------------------------------------------------------------------

The following is a summary of those securities outstanding during the respective periods which have been excluded from the calculations because the effect on net income (loss) per common share would not have been dilutive:

                                                1998        1997          1996
           Options                               -       1,679,173      2,095,609
           Common stock warrants                 -         154,023      2,342,954
           Preferred stock warrants              -          31,428         31,428
           Convertible preferred stock           -      12,091,962     12,091,962

Convertible preferred stock and preferred stock warrants were convertible into 12,292,623 shares of common stock during 1997 and 1996.

(12) SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Total cash paid for interest during 1998, 1997, and 1996 was $1,719,000, $1,598,000 and $44,000 respectively. Income tax payments during 1998 and 1997 totaled $1,800,000 and $16,000, respectively. There were no cash payments for income taxes during 1996.

Exercises of common stock options and warrants in the Consolidated Statement of Shareholders' Equity includes a cashless exercise of $2,035,000 and tax benefits related to stock option exercises totaling $552,000 in 1998.

(13) EMPLOYEE BENEFIT PLANS

Effective January 1, 1994, the Company adopted a profit sharing and 401(k) plan for eligible employees. The plan allows employees to defer up to 15% of their compensation on a pretax basis. Each year, the Company may make a discretionary contribution equal to a percentage of the employee's contribution. During 1998 and 1997, the Company expensed $375,000 and $78,000, respectively, relating to its contribution to the 401(k) plan. The Company did not make a contribution for 1996.

(14) RELATED PARTY TRANSACTIONS

At December 28, 1996, the Company had a $50,000 note receivable due from a former director and executive officer of the Company. The note plus interest at 6% per annum was due on August 31, 1997. On February 20, 1997, the former director and executive officer signed a promissory note for $387,000, which replaced the $50,000 note receivable. The note, with interest at 9.25% per annum, is due and payable to the Company on the earlier of (1) six months following the completion of an initial public offering of the Company's securities, or (2) April 30, 1999. The full recourse note is secured by a pledge of 150,000 shares of the Company's common stock. In April 1998, the former director and executive officer borrowed an additional $425,000 from the Company under the same terms as the February 1997 note. On December 10, 1998 the former director and executive officer repaid the outstanding balance of the notes.

(15) COMMITMENTS AND CONTINGENCIES

The Company is a party to various claims, legal actions, sales tax disputes, and other complaints arising in the ordinary course of business. In the opinion of management, any losses that may occur are adequately covered by insurance or are provided for in the consolidated financial statements and the ultimate outcome of these matters will not have a material effect on the consolidated financial position or results of operations of the Company.

(16) SUMMARY OF QUARTERLY FINANCIAL DATA (UNAUDITED)

The following is a condensed summary of actual quarterly results for 1998 and 1997:

                 1998                Fourth       Third      Second       First
Net sales                            $67,434     $60,034     $60,129     $58,672
Gross margin                          44,537      39,291      39,663      37,591
Operating income                       4,083       2,679       3,666       1,037
Net income (loss) before
   extraordinary item                  7,047     (1,903)       1,910       (418)
Net income (loss)                      5,606     (1,903)       1,910       (418)
Net income (loss) per share
   before extraordinary
   item - diluted                       0.32      (0.72)        0.11      (0.26)
Net income (loss) per
   share - diluted                      0.24      (0.72)        0.11      (0.26)

                 1997                Fourth       Third      Second       First
Net sales                            $57,961     $44,391     $46,074     $36,004
Gross margin                          36,218      28,502      29,917      23,164
Operating income (loss)                1,563        (742)      3,081     (1,824)
Net income (loss) before
   extraordinary item                  (319)     (1,916)       1,295     (1,906)
Net income (loss)                      (319)     (1,916)       1,295     (1,906)
Net income (loss) per share
   before extraordinary
    item - diluted                    (0.22)      (0.88)        0.07      (1.02)
Net income (loss) per
    share - diluted                   (0.22)      (0.88)        0.07      (1.02)


COMMON STOCK

Select Comfort's common stock trades on the Nasdaq Stock Market-Registered Trademark- under the symbol AIRB, since the Company's initial public offering on December 3, 1998. The high and low closing prices for the Company's common stock, as reported by the Nasdaq Stock Market-Registered Trademark-, for the period from December 3, 1998 to January 2, 1999 was $29.19 and $19.63 respectively. The foregoing prices reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not necessarily represent actual transactions. Select Comfort has never paid any cash dividends on its common stock and does not anticipate paying any cash dividends on its common stock in the foreseeable future.

38