Form 10-K, Exhibit 13
period 2000-01-01
SELECT COMFORT CORP
filed 2000-03-31
CIK 827187

                                                                    EXHIBIT 13.1



SELECTED CONSOLIDATED FINANCIAL DATA
(in thousands, except per share data)

The data presented below has been derived from the Company's consolidated financial statements and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's consolidated financial statements and notes thereto included in this Annual Report:

                                                                                  Year Ended(1)
                                                      Jan. 1, 2000  Jan. 2, 1999  Jan. 3, 1998   Dec. 28, 1996   Dec. 30, 1995
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:
   Net sales                                           $ 273,767      $ 246,269     $ 184,430      $ 102,028      $  68,629
   Gross margin                                          178,660        161,082       117,801         63,507         39,796
   Operating income (loss)(2)                            (14,793)        11,445         1,996         (3,764)        (4,589)
   Net income (loss) before extraordinary item            (8,204)         6,636        (2,846)        (3,685)        (4,560)
   Net income (loss)                                      (8,204)         5,195        (2,846)        (3,685)        (4,560)
   Net income (loss) per share - diluted (3):
      Net income (loss) per share
          before extraordinary item                        (0.45)          0.28         (1.59)         (2.61)         (3.16)
      Net income (loss) per share                          (0.45)          0.19         (1.59)         (2.61)         (3.16)
   Weighted average common shares - diluted               18,300         15,928         2,353          1,753          1,444
   Dividends paid per share                                   --             --            --             --             --

SELECTED OPERATING DATA:
   Stores open at period-end (4)                             341            264           200            143             68
   Average square footage of stores open
      during period (5)                                      893            895           866            768            703
   Sales per square foot (5)                                 721            742           666            622            611
   Average store age (in months at period end)                31             27            22             15             15
 Comparable store sales increase (6)                         4.7%          23.5%         27.3%          26.1%          59.8%

CONSOLIDATED BALANCE SHEET DATA:
   Cash and cash equivalents                           $   7,441      $  45,561     $  12,670      $   2,422      $   6,862
   Marketable securities                                  20,129             --            --             --             --
   Working capital                                        14,470         42,249           757         (7,809)         2,734
   Total assets                                           95,865        106,234        57,241         29,794         23,838
   Long-term debt, less current maturities                    36             29        19,511          1,162             40
   Mandatorily redeemable preferred stock                     --             --        27,612         27,612         27,625
   Total common shareholders' equity (deficit)            53,374         70,691       (21,038)       (18,216)       (14,779)


(1) Except for the year ended January 3, 1998, which included 53 weeks, all years presented included 52 weeks.
(2) Includes a $1.4 million dollar charge related to store closings for the year ended January 1, 2000. See Note 5 of Notes to Consolidated Financial Statements.
(3) See Note 11 of Notes to Consolidated Financial Statements.
(4) Includes Select Comfort stores operated in leased departments within larger retail stores (45 at January 1, 2000, 14 at January 2, 1999 and one at January 3, 1998).
(5) For stores open during the entire period indicated.
(6) Stores enter the comparable store calculation in their 13th full month of operation. The number of comparable stores used to calculate such data were 262, 199, 138, 65 and 32 for fiscal 1999, 1998, 1997, 1996 and 1995, respectively. Reflects adjustment for additional week of sales in 1997. Without adjusting for the additional week, comparable store sales would have been 17.9% in 1998 and 34.6% in 1997.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS



FORWARD-LOOKING STATEMENTS

The discussion in this Annual Report contains certain forward-looking statements, such as statements of the Company's plans, objectives, expectations and intentions. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology, such as "may," "will," "should," "expects," "anticipates," "contemplates," "estimates," "believes," "plans," "projected," "predicts," "potential" or "continue" or the negative of these or similar terms. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from the Company's historical experience and its present expectations or projections. These risks and uncertainties include, but are not limited to, uncertainty of the success of the Company's strategic plan, uncertain profitability, sales tax considerations, effectiveness and efficiency of advertising expenditures, fluctuations in comparable store sales results and the impact of competition. Additional information concerning these risks and uncertainties and others is contained in the Company's filings with the Securities and Exchange Commission, including the Company's Annual Report on Form 10-K.

OVERVIEW

   Select Comfort is the leading vertically integrated manufacturer, specialty retailer and direct marketer of innovative air beds and sleep-related products. Since the introduction of our first air bed product in 1987, management has focused on improving our product, expanding our product line, building manufacturing and distribution systems and growing our distribution channels, which now include: retail, direct marketing and e-commerce. Vertically integrated operations and control over these complementary distribution channels gives us direct contact with our customers and gives our customers multiple opportunities to purchase our products. Sales generation is driven primarily by targeted print, radio, television and internet media that generate customer inquiries, as well as by our retail store presence.

   Retail operations included 341 stores at January 1, 2000, including 45 leased departments within larger stores, 264 stores at January 2, 1999 (including 14 leased departments) and 200 stores at January 3, 1998 (including one leased department). We plan to open approximately 20 additional retail stores in 2000, primarily in existing markets. From inception through January 1, 2000, we had closed seven stores. In 2000, we plan to close approximately 10 underperforming retail stores and 12 leased department locations. A substantial majority of the costs associated with these closings was accrued in 1999.

   The Company reported comparable store sales growth of 4.7%, 23.5% and 27.3% in 1999, 1998 and 1997, respectively (comparable store sales amounts have been adjusted to reflect 52 weeks in fiscal 1997 consistent with all other periods). Comparable store sales results have been and will continue to be influenced by a variety of factors, including levels of awareness of our products and brand name, levels of consumer acceptance of our existing and new products, our ability to successfully introduce new products and product line extensions, comparable store sales performance in prior periods, the maturation of our store base, the amount, effectiveness and efficiency of retail advertising expenditures and promotional activity, the amount of competitive activity, our ability to effectively integrate our multiple distribution channels, the evolution of store operations, including improvements in store design, the quality and tenure of store-level managers and sales professionals, and general economic conditions and consumer confidence.

   Advertising expenditures increased from $9.0 million in 1995 to $43.4 million in 1999. Advertising costs are expensed as incurred as a component of sales and marketing expenses, although we believe that advertising expenditures provide significant benefits beyond the period in which they are expensed. Pre-opening costs associated with new retail stores are expensed as incurred. Future advertising expenditures will depend on the effectiveness and efficiency of the advertising in creating awareness of our products and brand name, generating consumer inquiries and driving consumer traffic to retail stores. Although advertising expenditures are expected to continue to increase in the foreseeable future, such increases are expected to be at a lower rate than historical increases.

   We believe historical operating losses have been primarily the result of an aggressive retail store opening strategy, a relatively immature store base, significant marketing, advertising and product development expenditures, and the development of a substantial corporate infrastructure to support future growth. Future increases in net sales and the achievement of long-term profitability will depend upon greater consumer awareness and acceptance of our air bed products, improved effectiveness and efficiency of our marketing and advertising expenditures, the opening and successful performance of new retail stores, improvement in the performance of current stores and our ability to execute our stated strategic initiatives. There can be no assurance that we will be able to achieve or sustain historical sales growth rates or profitability in the future, on a quarterly or annual basis.

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

   A substantial portion of operating expenses is related to sales and marketing expenses, including costs associated with opening new stores, operating existing stores and advertising expenditures. The level of such spending cannot be adjusted quickly and is based, in significant part, on expectations of future customer inquiries and net sales. Furthermore, a substantial portion of net sales is often realized in the last month of a quarter with such net sales frequently concentrated in the last weeks or days of a quarter, due in part to our promotional schedule. Should the Company experience a shortfall in expected net sales or in the conversion rate of customer inquiries, we may be unable to adjust spending in a timely manner and our business, financial condition and operating results may be materially adversely affected. Our historical results of operations may not be indicative of the results that may be achieved for any future fiscal period.

   In connection with our March 1997 $15.0 million debt financing, a warrant with a put feature was issued. This put feature required that the warrant be recorded at fair value as long-term debt. Furthermore, any change in the fair value of this warrant has been reflected as interest expense, resulting in non-cash interest expense of $5.6 million and $3.3 million during 1998 and 1997, respectively. The put feature of this warrant was eliminated upon the closing of the December 1998 initial public offering, resulting in the reclassification of the warrant liability from long-term debt to common shareholders' equity. There will be no further interest expense associated with the warrant.

   Net income (loss) as reported was ($8.2) million and $5.2 million for 1999 and 1998, respectively, resulting in net income (loss) per share of ($0.45) and $0.19, respectively. Pro forma net income, which reflects adjustments for non-recurring, non-cash items associated with the repayment of debt and put warrant interest expense referred to above, as well as an income tax benefit of $4.7 million associated with the elimination of the Company's deferred tax valuation allowance, was $7.6 million in 1998. Pro forma net income per share, which reflects these non-recurring, non-cash adjustments, as well as adjustments related to undeclared and unpaid dividends, was $0.45 in 1998.

   At January 1, 2000, the Company had net operating loss carry-forwards for federal income tax purposes of approximately $10.2 million, of which it expects to be able to use approximately $8.8 million.

LOOKING FORWARD


   We have begun to execute a new strategic plan that was developed in part as a result of studies performed in the second half of 1999 by independent consulting firms in various parts of the business, including product positioning, marketing, distribution and logistics. The strategic plan focuses on:
- Development of an integrated approach to marketing with improved marketing messages that are consistent across our distribution channels;
- Leveraging the profitability of our sales channels, with a particular emphasis on retail store profitability;
- Providing in-home delivery, assembly and mattress removal across all of our distribution channels;
-  Continuous improvement of our core product line; and
- Introducing the sofa sleeper product across all of our distribution channels.

   Our integrated approach to marketing will be rolled out in the middle of 2000 with messages focused on the key benefits provided by our products, as well as messages targeted to key consumer groups. Marketing messages will be consistent across all channels and designed to optimize our multiple, complementary distribution channels.

   We are developing market by market and store by store action plans focused on improving the profitability of our retail store operations. We are currently implementing plans to close approximately 10 underperforming retail stores and approximately 12 leased department locations. We expect to open approximately 20 stores during 2000 in current markets where increased store density is required to leverage advertising expenditures. In addition, we have developed a new retail store design with a bedroom like setting that is more consistent with our sleep solutions oriented brand. We plan to remodel 80 to 100 stores in 2000 to incorporate this new design.

   In February 2000, we eliminated our road show distribution channel and approximately 15% of our corporate and administrative positions. The road show channel sold in markets with no retail stores and accounted for less than 3% of sales. The Company will continue to focus on event marketing through home shows, state fairs and similar venues.

   We are currently developing plans to ultimately provide in-home delivery, assembly and mattress removal across all of our distribution channels and throughout the continental United States. Currently, in-home delivery and assembly is provided through our retail channel in selected markets on a test basis.

   Our product development efforts will be focused primarily on continuous improvement of our core line of air bed products. We believe that we have attained a leadership position in air bed technology and intend to continue to lead the industry in innovation. We have elected to terminate the license agreement under which we had developed and test-marketed our adjustable frame product.

   One product line extension that we intend to introduce later this year is the sofa sleeper product with an air supported mattress. This product is currently available in a limited number of our retail sites. We believe that this sofa sleeper product represents a significant advancement in the sofa sleeper market that could add incremental sales as well as attract customers to our retail stores.

   The success of our strategy will depend on many factors including (i) the effectiveness and efficiency of our integrated marketing strategy in creating awareness of our products and brand name and in generating sales, (ii) our ability to enhance the profitability of our retail stores and leased departments, (iii) our ability to manage operating costs, (iv) our ability to successfully launch in-home delivery, assembly and mattress removal services nationally on a cost-effective basis, (v) our ability to successfully launch the sofa sleeper product, (vi) the levels of consumer awareness and acceptance of the sofa sleeper product, (vii) our ability to continue to improve our core product line and differentiate our products from competitive products, (viii) competition in the mattress and sofa sleeper markets, and (ix) general economic factors and consumer confidence.

   The strategic initiatives described above are directed toward improving our long-term performance and are not expected to contribute significantly to growth in sales and earnings in the first six months of 2000, and may negatively impact earnings in 2000.

RESULTS OF OPERATIONS

   The following table sets forth, for the periods indicated, the Company's results of operations expressed as percentages of net sales. Percentage amounts may not total due to rounding.

                                                       PERCENTAGE OF NET SALES
                                                             YEAR ENDED
                                             JAN. 1, 2000   JAN. 2, 1999   JAN 3, 1998
Net sales                                        100.0%        100.0%         100.0%
Cost of sales                                     34.7          34.6           36.1
                                                 ----------------------------------
     Gross margin                                 65.3          65.4           63.9
                                                 ----------------------------------
Operating expenses:
     Sales and marketing                          59.4          52.7           53.8
     General and administrative                   10.7           8.0            8.9
     Store closings                                0.5           0.0            0.0
                                                 ----------------------------------
          Total operating expenses                70.7          60.8           62.8
                                                 ----------------------------------
Operating income (loss)                           (5.4)          4.7            1.1
Other income (expense), net                        0.6          (2.9)          (2.5)
                                                 ----------------------------------
Income (loss) before
     income taxes                                 (4.8)          1.8           (1.5)
Income tax expense (benefit)                      (1.8)         (0.9)           0.1
                                                 ----------------------------------
Net income (loss) before
     extraordinary item, net                      (3.0)          2.7           (1.5)
Extraordinary item                                 0.0          (0.6)           0.0
                                                 ----------------------------------
Net income (loss)                                 (3.0)%         2.1%          (1.5)%
                                                 ----------------------------------

   The overall decrease in operating earnings for 1999 as compared to 1998 relates to increases in operating expenses, as a percentage of net sales, to support long-term growth plans. Lower sales growth was due to a number of factors. Increased retail advertising, which was effective in the early part of the year, did not drive sufficient sales as it was added to new markets during the last half of the year. Retail sales were lower than expected in those markets without increased advertising. Finally, direct marketing sales declined by $15.3 million in 1999 compared to 1998. Costs increased during 1999 to support anticipated growth. Infrastructure costs, including general and administrative expenses and costs associated with the opening and operation of 77 new stores during 1999, exceeded sales growth necessary to support these costs. Special charges of $5.1 million were incurred relating to store closings, termination of our adjustable frame development agreement and consulting and professional fees for the development and initial stages of implementation of the Company's strategic plan. We have begun to implement several strategic initiatives that we believe will begin to improve operating results in the second half of 2000.

COMPARISON OF YEAR ENDED JANUARY 1, 2000 AND
JANUARY 2, 1999

Net sales

   Net sales increased 11.2% to $273.8 million for 1999 from $246.3 million for 1998, primarily due to an increase in unit sales. The components of the increase in net sales were (i) a $33.6 million increase from the opening of 77 new retail stores during 1999 and the full year impact of 64 stores opened in 1998, (ii) a $6.8 million increase from a 4.7% increase in comparable store sales, due in part to the continuing maturation of stores and increased advertising in selected markets, (iii) a $4.3 million increase in net sales from the Company's newly developed e-commerce channel, partially offset by (iv) a $15.3 million decrease in direct marketing sales.

Gross margin

   Gross margin decreased to 65.3% for 1999 from 65.4% for 1998. Reductions in cost of sales from improved purchasing and leverage of fixed manufacturing costs over higher unit volumes were offset by higher sales discounts.

Sales and marketing

   Sales and marketing expenses increased 25.3% to $162.7 million for 1999 from $129.9 million for 1998, and increased as a percentage of net sales to 59.4% from 52.7% for the comparable prior-year period. The increase in the dollar amount of sales and marketing expenses during 1999 was primarily due to (i) the opening of 77 new retail stores, (ii) an increase in advertising expenditures of $11.8 million and (iii) higher commissions, percentage rents and freight expense related to higher net sales. Sales and marketing expenses increased as a percentage of net sales primarily due to (i) increased advertising focused on longer term sales growth through brand and retail store awareness, (ii) lower direct marketing sales and (iii) selling expenses in new stores increasing at a greater rate than net sales.

General and administrative

   General and administrative expenses increased 48.1% to $29.2 million for 1999 from $19.7 million for 1998. The increase in general and administrative expenses was primarily due to increased spending on infrastructure to support long-term growth plans and strategic consulting studies undertaken to determine and refine ongoing business strategies.

Store Closings

   Store closing expense was $1,498,000 for 1999 up from $20,000 for 1998. Store closing expense for 1999 includes a $1,404,000 charge associated with plans to close 22 stores and other related store write-offs.

Other income (expense), net

   Other income increased $8.8 million to approximately $1.8 million of other income for 1999 from $7.0 million in other expense for 1998. The increase was primarily due to (i) the inclusion of $5.6 million of non-cash interest expense in 1998 relating to the change in the fair value of an outstanding put warrant and (ii) an increase in interest income on the cash obtained from the completion of our initial public offering in December 1998. The put provision associated with the warrant was eliminated effective on completion of the initial public offering.

Income tax expense (benefit)

   Income tax benefit increased to $4.8 million for 1999 from $2.2 million for 1998 due to a decrease in taxable income in 1999.

Extraordinary Item

   Net income in 1998 includes an extraordinary charge, net of income tax benefits, of $1.4 million. The charge relates to the write-off of certain deferred assets associated with our $15.0 million debt financing, which was repaid in December 1998.

COMPARISON OF YEAR ENDED JANUARY 2, 1999 AND
JANUARY 3, 1998

Net sales

   Net sales increased 33.5% to $246.3 million for 1998 from $184.4 million for 1997, primarily due to an increase in unit sales. The components of the increase in net sales were (i) a $29.1 million increase associated with the opening of 64 new retail stores during 1998 and the full year impact of 57 stores opened in 1997, (ii) a $22.0 million increase associated with an increase of 23.5% in comparable store sales over the comparable period of the prior year, resulting primarily from the continuing maturation of stores, offset by an estimated $4.4 million in comparable store sales in the 53rd week in 1997 and (iii) a $14.6 million increase in direct marketing sales. For a significant portion of the third quarter of 1997, due to a UPS work stoppage, UPS was unable to deliver the Company's products within acceptable time periods, causing delays in deliveries to customers and requiring the Company to use alternative carriers. Also, during this period, the Company converted its manufacturing and financial operations to a new integrated information system. These factors resulted in higher than normal customer returns and canceled orders, lower order volumes and substantially increased freight charges, which the Company estimates negatively impacted its operating income by approximately $3.9 million in the second half of 1997, principally incurred in the third quarter.

Gross margin

   Gross margin increased to 65.4% in 1998 from 63.9% in 1997 primarily due to improved purchasing through volume discounts and better relationships with key suppliers and improved leverage of fixed manufacturing costs over higher unit volumes as well as reduced costs from the UPS strike in 1997.

Sales and marketing

   Sales and marketing expenses increased 30.9% to $129.9 million in 1998 from $99.2 million in 1997, and decreased slightly as a percentage of net sales to 52.7% in 1998 from 53.8% in 1997. The increase in the dollar amount of sales and marketing expenses was primarily due to (i) the opening of 64 new retail stores during 1998, (ii) an increase in advertising expenditures of $3.4 million and
(iii) higher commissions, percentage rents and freight expense related to the higher net sales. The decrease in sales and marketing expenses as a percentage of net sales was primarily due to improved leverage on advertising expenditures.

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

Other income (expense), net.

   Other expense increased $2.3 million to $7.0 million of other expense in 1998 from $4.7 million of other expense in 1997 primarily due to the inclusion of $5.6 million of non-cash interest expense in 1998 relating to the change in the fair value of an outstanding put warrant compared with $3.3 million in 1997. The put provision associated with the warrant was eliminated effective on completion of the initial public offering.

Income tax expense (benefit)

   Income tax expense decreased to a $2.2 million benefit in 1998 from a $0.1 million expense in 1997 primarily due to a $4.7 million benefit in 1998 associated with the recognition of deferred tax assets. The benefit was partially offset by income tax expense associated with taxable income in 1998. Income tax expense in 1997 was limited due to the use of net operating losses to offset taxable income.

Extraordinary Item

   Net income in 1998 includes an extraordinary charge, net of income tax benefits, of $1.4 million. The charge relates to the write-off of certain deferred assets associated with our $15.0 million debt financing, which was repaid in December 1998.

LIQUIDITY AND CAPITAL RESOURCES


   Our primary source of liquidity has been the sale of equity securities. We completed our initial public offering in December 1998, resulting in net proceeds of $44.6 million, which have been partially used for (i) the repayment of $15.0 million of debt, (ii) expansion of retail stores, (iii) the build-out of our third manufacturing plant and (iv) the repurchase of 1,220,000 shares of Company common stock for $12.7 million. The Company had working capital of approximately $14.5 million at January 1, 2000, $42.2 million at January 2, 1999, and $757,000 at January 3, 1998.

   Net cash provided by 1999 operating activities was approximately $7.7 million and consisted primarily of net loss adjusted for non-cash expenses, decreases in accounts receivable and increases in accounts payable and accrued liabilities, partially offset by increases in inventories and income taxes receivable. Net cash provided by operating activities for 1998 was approximately $11.0 million and consisted primarily of cash flows from operations before non-cash expenses, partially offset by increases in accounts receivable and decreases in accounts payable. Net cash provided by operating activities in 1997 was approximately $7.3 million and consisted primarily of increases in accounts payable, accruals and net loss adjusted for non-cash expenses, partially offset by increases in accounts receivable, inventories and prepaid expenses.

   Effective as of July 1999, we terminated our revolving third-party credit arrangement with Monogram Bank, an affiliate of General Electric Capital Corporation ("GE") and entered into a third-party credit arrangement with Conseco (formerly Green Tree Financial Corporation). These arrangements have been used to provide financing for our customers' use in purchasing our products. In connection with all purchases financed under these arrangements, the provider pays an amount equal to the total amount of purchases net of promotional discounts. The provider sets the rate, annual fees and all other terms and conditions relating to the customers' accounts, including collection policies and procedures, and is the owner of the receivables. In July 1999, Conseco purchased substantially all of the outstanding receivables from GE. As a result of this transaction, we received $9.8 million that had been retained by GE and included in our accounts receivable. There are no similar retainage requirements as part of the new agreement with Conseco.

   Net cash used in investing activities was approximately $35.8 million, $8.9 million and $10.7 million in the years 1999, 1998 and 1997, respectively. Investing activities consisted of purchases of property and equipment for new retail stores in all periods, and for 1999 also included the opening of our Utah production facility and the investment of excess cash in marketable securities with maturities in excess of 90 days.

   Net cash provided by (used in) financing activities for 1999, 1998 and 1997 was approximately ($10.0) million, $30.7 million and $13.7 million, respectively. Net cash used in financing activities for 1999 was due to repurchases of common stock and debt repayments, partially offset by cash received from issuance of common stock. During 1999, the Company repurchased 1,220,000 shares of common stock for approximately $12.7 million. Net cash provided by financing activities for 1998 consisted primarily of proceeds from completion of our initial public offering, partially offset by debt repayments. Net cash provided by financing activities for 1997 consisted primarily of proceeds from debt issuances, partially offset by debt repayments.

   We believe cash generated from operations will be sufficient to satisfy anticipated working capital needs and that capital expenditure requirements through at least the end of 2000 will be funded primarily by January 1, 2000 cash and marketable securities balances. Cash generated from operations and cash remaining at the end of 2000 will be used to meet long-term liquidity needs, although additional financing may be required.

   Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of investments. The counterparties to the agreements consist of government agencies and various major corporations of high credit standing. The Company does not believe there is significant risk of non-performance by these counterparties because the Company limits the amount of credit exposure to any one financial institution and any one type of investment.

IMPACT OF YEAR 2000

State of Readiness

   We have not experienced any disruptions related to Year 2000 issues. We will continue to monitor systems and suppliers for Year 2000 business disruptions.

Costs to Address the Year 2000 Issue

   We incurred $165,000 in 1999 to complete our remediation plans required for information technology systems, including systems software costs and consulting fees. We do not anticipate incurring significant additional costs in the future relating to Year 2000 information technology issues.

Risks Presented by the Year 2000 Issue

   If any third party who provides goods or services essential to our business activities fails to appropriately address Year 2000 issues, such failure could have a material adverse effect on our business, financial condition or operating results. For example, a Year 2000 related disruption on the part of the financial institutions which process our credit card sales could have a material adverse effect on our business, financial condition or operating results. We have not experienced any Year 2000 issues due to third parties. We will continue to monitor suppliers for Year 2000 business disruptions.

MANAGEMENT'S REPORT


         The management of Select Comfort Corporation is responsible for the preparation, integrity and fair presentation of the consolidated financial statements included in this annual report. The financial statements have been prepared in accordance with generally accepted accounting principles and include amounts based on judgments and estimates made by management. Management is also responsible for the preparation and accuracy of information included in other sections of this annual report, which information is consistent with the financial statements.

         The integrity of the financial statements is based on the maintenance of an internal control structure established by management to provide reasonable assurance that assets are safeguarded and transactions are properly authorized, recorded and reported. The concept of reasonable assurance is based on the recognition that the cost of maintaining a system of internal controls should not exceed the benefits expected to be derived. Even effective internal controls, no matter how well designed, have inherent limitations. Management believes that the internal control system provides reasonable assurance that errors or irregularities that could be material to the financial statements are prevented or would be detected and corrected in the normal course of business.

         The Company engages independent auditors to examine its financial statements and express their opinion thereon. The auditors have access to each member of management in conducting their audits. Their report appears in this annual report.

         The Audit Committee of the Board of Directors, composed solely of non-management directors, meets periodically with management and the independent auditors to review internal accounting controls, audit activities and financial reporting matters. The independent auditors have full access to the Audit Committee and meet periodically with them without management present.



/s/ Patrick A. Hopf                                 /s/ James C. Raabe
Patrick A. Hopf                                     James C. Raabe
Chairman of the Board                               Chief Financial Officer


INDEPENDENT AUDITORS' REPORT


The Board of Directors and Shareholders
Select Comfort Corporation:

         We have audited the accompanying consolidated balance sheets of Select Comfort Corporation and subsidiaries (the Company) as of January 1, 2000 and January 2, 1999 and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the fiscal years in the three-year period ended January 1, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Select Comfort Corporation and subsidiaries as of January 1, 2000 and January 2, 1999, and the results of their operations and their cash flows for each of the fiscal years in the three-year period ended January 1, 2000 in conformity with generally accepted accounting principles.



Minneapolis, Minnesota                              /s/ KPMG LLP
January 26, 2000

CONSOLIDATED BALANCE SHEETS
JANUARY 1, 2000 AND JANUARY 2, 1999
(IN THOUSANDS)


      ASSETS                                                                           1999         1998
Current assets:
  Cash and cash equivalents                                                         $   7,441    $ 45,561
  Marketable securities (note 2)                                                       20,129           -
  Accounts receivable, net of allowance for
    doubtful accounts of $305, and  $2,750, respectively (note 3)                       1,056      10,624
  Inventories (note 4)                                                                 11,451      10,136
  Prepaid expenses                                                                      4,821       4,048
  Income taxes (note 10)                                                                2,579           -
  Deferred tax assets (note 10)                                                         6,639       5,448
                                                                                    ---------------------
       Total current assets                                                            54,116      75,817
                                                                                    ---------------------
Property and equipment, net (note 5)                                                   34,823      29,125
Deferred tax assets (note 10)                                                           4,248         440
Other assets                                                                            2,678         852
                                                                                    ---------------------
       Total assets                                                                 $  95,865    $106,234
                                                                                    --------------------
      LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Current maturities of long-term debt (note 7)                                     $      51    $    930
  Accounts payable                                                                     15,911      12,079
  Accruals:
    Sales returns                                                                       5,880       6,021
    Warranty costs                                                                      5,841       4,486
    Compensation, taxes and benefits                                                    6,678       4,843
    Income taxes (note 10)                                                                  -         648
    Other                                                                               5,285       4,561
                                                                                    ---------------------
       Total current liabilities                                                       39,646      33,568

Long-term debt, less current maturities (note 7)                                           36          29
Other liabilities                                                                       2,809       1,946
                                                                                    ---------------------
       Total liabilities                                                               42,491      35,543
                                                                                    ---------------------
Shareholders' equity (notes 7, 8, 9 and 12):
  Undesignated preferred stock; 5,000,000 shares authorized,
    no shares issued and outstanding                                                        -           -
  Common stock, $.01 par value; 95,000,000 shares authorized,
    17,713,247 and 18,435,687 shares issued and outstanding, respectively                 177         184
  Additional paid-in capital                                                           78,513      87,619
  Accumulated deficit                                                                 (25,316)    (17,112)
                                                                                    ---------------------
       Total shareholders' equity                                                      53,374      70,691
                                                                                    ---------------------
Commitments (notes 6 and 14):
       Total liabilities and shareholders' equity                                   $  95,865    $106,234
                                                                                    ---------------------


          See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
JANUARY 1, 2000, JANUARY 2, 1999 AND JANUARY 3, 1998
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)



                                                                       1999             1998              1997
Net Sales                                                         $ 273,767          $ 246,269        $ 184,430
Cost of sales                                                        95,107             85,187           66,629
                                                                  ---------------------------------------------
  Gross margin                                                      178,660            161,082          117,801
                                                                  ---------------------------------------------
Operating expenses:
  Sales and marketing                                               162,742            129,894           99,218
  General and administrative                                         29,213             19,723           16,505
  Store closings (note 5)                                             1,498                 20               82
                                                                  ---------------------------------------------
         Total operating expenses                                   193,453            149,637          115,805
                                                                  ---------------------------------------------
Operating income (loss)                                             (14,793)            11,445            1,996
                                                                  ---------------------------------------------
Other income (expense):
  Interest income                                                     1,956                825              682
  Interest expense (note 7)                                             (69)            (7,834)          (5,234)
  Other, net                                                           (116)               (32)            (149)
                                                                  ---------------------------------------------
         Other income (expense), net                                  1,771             (7,041)          (4,701)
                                                                  ---------------------------------------------
Income (loss) before income taxes and extraordinary item            (13,022)             4,404           (2,705)
Income tax expense (benefit) (note 10)                               (4,818)            (2,232)             141
                                                                  ---------------------------------------------
Net income (loss) before extraordinary item                          (8,204)             6,636           (2,846)
Extraordinary item, net of tax benefit (note 7)                           -             (1,441)               -
                                                                  ---------------------------------------------
Net income (loss)                                                 $  (8,204)         $   5,195        $  (2,846)

Deemed dividend from revision of preferred stock
  conversion rate (note 8)                                        $       -          $  (1,312)       $       -
Cumulative preferred dividends                                            -               (821)            (900)
                                                                  ---------------------------------------------
Net income (loss) available to common shareholders                $  (8,204)         $   3,062        $  (3,746)
                                                                  ---------------------------------------------
Net income (loss) per share - basic (note 11)
  Net income (loss) before extraordinary item                     $   (0.45)         $    1.09        $   (1.59)
  Net income (loss)                                                   (0.45)              0.74            (1.59)
                                                                  ---------------------------------------------
Net income (loss) per share - diluted (note 11)
  Net income (loss) before extraordinary item                     $   (0.45)         $    0.28        $   (1.59)
  Net income (loss)                                                   (0.45)              0.19            (1.59)
                                                                  ---------------------------------------------



See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
JANUARY 1, 2000, JANUARY 2, 1999 AND JANUARY 3, 1998
(IN THOUSANDS, EXCEPT SHARE AMOUNTS)


                                                                         Additional                        Notes
                                                                           Paid-in       Accumulated    Receivable -
                                              Shares        Amount         Capital         Deficit       Investors         Total
Balance at December 28, 1996                 1,847,146    $        19    $     1,226    $   (19,461)   $        --    $   (18,216)
      Exercise of common stock options         630,514              6            436             --             --            442
      Issuance of investor notes                    --             --             --             --           (418)          (418)
      Net loss                                      --             --             --         (2,846)            --         (2,846)
                                          ----------------------------------------------------------------------------------------
Balance at January 3, 1998                   2,477,660             25          1,662        (22,307)          (418)       (21,038)
                                          ----------------------------------------------------------------------------------------
      Issuance of shares in initial
          public offering (note 9)           2,922,350             29         44,614             --             --         44,643
      Conversion of mandatorily
              redeemable preferred stock
              (note 8)                      12,332,364            123         27,489             --             --         27,612
      Exercise of common stock options
          and warrants                         703,313              7          4,639             --             --          4,646
      Issuance of investor notes                    --             --             --             --           (487)          (487)
      Payment of investor notes                     --             --             --             --            905            905
      Elimination of put provision on
          warrant (note 7)                          --             --          9,215             --             --          9,215
      Net income                                    --             --             --          5,195             --          5,195
                                          ----------------------------------------------------------------------------------------
Balance at January 2, 1999                  18,435,687            184         87,619        (17,112)            --         70,691
                                          ----------------------------------------------------------------------------------------
      Exercise of common stock options
           and warrants                        479,855              5          3,470             --             --          3,475
      Repurchase of common stock            (1,220,000)           (12)       (12,680)            --             --        (12,692)
      Employee stock purchases (note 12)        17,705             --            104             --             --            104
      Net loss                                      --             --             --         (8,204)            --         (8,204)
                                          ----------------------------------------------------------------------------------------
Balance at January 1, 2000                  17,713,247    $       177    $    78,513    $   (25,316)   $        --    $    53,374
                                          ----------------------------------------------------------------------------------------



          See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
JANUARY 1, 2000, JANUARY 2, 1999 AND JANUARY 3, 1998
(IN THOUSANDS)


                                                                       1999          1998          1997
Cash flows from operating activities:
 Net income (loss)                                                  $ (8,204)     $  5,195      $ (2,846)
 Adjustments to reconcile net income (loss)
     to net cash provided by operating activities:
     Depreciation and amortization                                     6,695         5,351         4,030
     Loss on disposal of assets and impaired assets                    1,297            50           264
     Extraordinary item                                                   --         1,441            --
     Deferred tax assets                                              (4,999)       (5,888)           --
     Interest expense from put warrant valuation                          --         5,625         3,250
     Change in operating assets and liabilities:
       Accounts receivable, net                                        9,568        (4,663)       (4,799)
       Inventories                                                    (1,315)       (2,387)       (2,167)
       Prepaid expenses                                                 (773)          208        (2,567)
       Income taxes                                                   (3,227)        1,856           125
       Accounts payable                                                3,832          (120)        3,026
       Accrued sales returns                                            (141)          697         2,529
       Accrued warranty costs                                          1,355         1,229         1,221
       Accrued compensation, taxes and benefits                        1,835         1,694         1,426
       Other accrued liabilities                                         724          (265)        3,704
       Other assets                                                      147           252          (565)
       Other liabilities                                                 863           709           705
                                                                   ---------------------------------------
            Net cash provided by operating activities                  7,657        10,984         7,336
                                                                   ---------------------------------------
Cash flows from investing activities:
  Purchases of property and equipment                                (13,663)       (8,812)      (10,727)
  Investment in marketable securities                                (20,129)           --            --
  Investment in affiliate                                             (2,000)           --            --
                                                                   ---------------------------------------
            Net cash used in investing activities                    (35,792)       (8,812)      (10,727)
                                                                   ---------------------------------------
Cash flows from financing activities:
  Proceeds from issuance of debt                                          --            --        16,184
  Principal payments on debt                                            (872)      (15,999)       (2,203)
  Repurchase of common stock                                         (12,692)           --          (781)
  Proceeds from issuance of common stock                               3,579        46,718           439
                                                                   ---------------------------------------
            Net cash provided by (used in) financing activities       (9,985)       30,719        13,639
                                                                   ---------------------------------------
Increase (decrease) in cash and cash equivalents                     (38,120)       32,891        10,248
Cash and cash equivalents, at beginning of year                       45,561        12,670         2,422
                                                                   ---------------------------------------
Cash and cash equivalents, at end of year                           $  7,441      $ 45,561      $ 12,670
                                                                   ---------------------------------------
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
   Cash paid during the year for:
       Interest                                                     $     69      $  1,719      $  1,598
       Income taxes                                                    2,292         1,800            16
   Cashless exercise of stock options                                     --         1,483            --
   Net tax benefit from exercise of stock options                      1,115           493            --
                                                                   ---------------------------------------



          See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(1) BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business

     Select Comfort Corporation and its wholly owned subsidiaries (the Company) develop, manufacture, and market air beds and sleep-related products. The Company's fiscal year ends on the Saturday closest to December 31. Fiscal years 1999 and 1998 had 52 weeks. Fiscal year 1997 had 53 weeks. Certain prior-year amounts have been reclassified to conform to the current-year presentation.

Principles of Consolidation

     The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant inter-company balances and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

     Cash and cash equivalents include highly liquid investments with original maturities of three months or less.

Inventories

     Inventories include material, labor, and overhead and are stated at the lower of cost or market. Cost is determined by the first-in, first-out method.

Property and Equipment

     Property and equipment, carried at cost, are depreciated using the straight-line method over the estimated useful lives of the assets, which range from three to seven years. Leasehold improvements are amortized over the shorter of the life of the lease or ten years.

Other Assets

     Other assets include security deposits, patents, investments, trademarks, and debt issuance costs. Patents and trademarks are amortized using the straight-line method over a 17-year period and 15-year period, respectively. Debt issuance costs are amortized using the straight-line method over the term of the debt. In May 1999, the Company invested $2.0 million in a less than 20% owned affiliate that will be the provider of the Company's sofa sleeper product. This investment is accounted for under the cost method.

Impairment of Long-lived Assets and Long-lived Assets to be Disposed Of

     The Company reviews its long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

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

Stock Compensation

     The Company records compensation expense for option grants under its stock option plan if the current market value of the underlying stock at the grant date exceeds the stock option exercise price. Pro forma disclosure of the net income impact of applying an alternative method of recognizing stock compensation expense over the vesting period based on the fair value of all stock-based awards on the date of grant is presented in Note 9. The Company has issued options to non-employees and recognized compensation expense based on the fair market value method.

Product Development Costs

     Costs incurred in connection with research and development are charged to expense as incurred. Product development expense was $1,865,000, $1,638,000, and $1,819,000 in 1999, 1998, and 1997, respectively.

Pre-opening Costs

     Costs associated with the opening of new stores are expensed as incurred.

Direct Response Advertising Costs

     The Company incurs direct response advertising costs associated with print and broadcast advertisements. Such costs are charged to expense as incurred. Advertising expense was $43,415,000, $31,648,000, and $28,281,000 in 1999, 1998,
and 1997.

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

Earnings (loss) Per Share

     Basic earnings (loss) per share excludes dilution and is computed by dividing the net income (loss) available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted earnings
(loss) per share includes dilutive potential common shares consisting of stock options and warrants determined by the treasury stock method, and dilutive convertible securities.

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

New Accounting Pronouncements

     During 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No 133, "Accounting for Derivative Instruments and Hedging Activities". During 1999, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No 137, which extends the implementation of SFAS 133 until 2001 for the Company. This pronouncement is not expected to have a material impact on the Company's consolidated financial statements. During 1999 the Securities and Exchange Commission issued Staff Accounting Bulletin No 101, "Revenue Recognition in Financial Statements". The Company is analyzing the impact of this SAB on the Company's consolidated financial statements.

(2) MARKETABLE SECURITIES

     Securities classified as held to maturity, which consist of securities with maturities of less than one year that management has the ability and intent to hold to maturity, are carried at amortized cost, and are summarized as follows at January 1, 2000 (in thousands):


                                Average        Amortized       Fair Value
                             Interest Rate       Cost
U.S. Government agencies         5.5%           $ 7,244          $ 7,228
Commercial paper                 5.8%            12,885           12,877
                             --------------------------------------------
                                                $20,129          $20,105
                             --------------------------------------------

(3) ACCOUNTS RECEIVABLE

     The Company utilizes a third-party bank to offer its qualified customers an unsecured revolving credit arrangement to finance purchases from the Company. The bank sets the rates, fees and all other terms and conditions of the customer accounts, including collection policies and procedures, and is the owner of the accounts. In connection with all purchases financed under these arrangements, the bank pays the Company an amount equal to the total amount of such purchases, net of promotional related discounts. Effective July 1999, the Company terminated its existing credit arrangement and entered into a new agreement with another provider. The new provider purchased substantially all of the outstanding customer receivables. As a result, the Company received $9,800,000 that had been retained by the previous provider and included in accounts receivable. The previous bank had retained $11,350,000 as of January 2, 1999 under terms of its agreement. There are no retainage amounts as a part of the new agreement.

(4)  INVENTORIES

     Inventories consist of the following (in thousands):

                      January 1, 2000   January 2, 1999
Raw materials                 $ 5,753           $ 6,533
Work in progress                   59                67
Finished goods                  5,639             3,536
                     -----------------------------------
                              $11,451           $10,136
                     -----------------------------------

(5)  PROPERTY AND EQUIPMENT

     Property and equipment are summarized as follows (in thousands):

                              January 1, 2000    January 2, 1999
Leasehold improvements                $32,192            $24,865
Office furniture and equipment          5,314              3,079
Production machinery and
     computer equipment                13,115              8,610
Property and equipment
     under capital lease                  495              2,963
Other                                   1,108              1,446
Less accumulated depreciation
     and amortization                 (17,401)           (11,838)
                                   ------------------------------
                                      $34,823            $29,125
                                   ------------------------------

Store Closings

     Store closing expense for 1999 includes a $1,404,000 charge associated with plans to close 22 stores and other related store write-offs. Store closing expense was $1,498,000, $20,000, and $82,000 in 1999, 1998, and 1997,
respectively.

(6)  LEASES

     The Company rents office and manufacturing space under four operating leases which, in addition to the minimum lease payments, require payment of a proportionate share of the real estate taxes and building operating expenses. The Company also rents retail space under operating leases which, in addition to the minimum lease payments, require payment of percentage rents based upon sales levels. Rent expense was as follows:

                                 1999        1998      1997
Minimum rents                 $15,399     $11,127     $ 8,465
Percentage rents                1,992       1,522         892
                             ---------------------------------
Total                         $17,391     $12,649     $ 9,357
                             ---------------------------------
Equipment rent                $ 1,362     $   952     $   683
                             ---------------------------------

     The aggregate minimum rental commitments under operating leases for subsequent years are as follows (in thousands):

                                      2000          $  16,313
                                      2001             14,711
                                      2002             14,329
                                      2003             13,486
                                      2004             11,978
                                      Thereafter       30,858
                                                     --------
                                                     $101,675
                                                     --------

(7)   LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS

     Long-term obligations under notes and capital leases are as follows (in thousands):

                               January 1, 2000   January 2, 1999
Notes payable under capital
 lease agreements, payable in
 monthly installments through
 March 2000, with interest at
 9.75% - 12.5% per annum. In
 connection with these notes,
 the Company granted the
 vendor warrants to acquire
 31,428 shares of the
 Company's Series E
 convertible preferred
 stock (note 9)                       $87           $959
                                      ------------------
                                       87            959
Less current maturities                51            930
                                      ------------------
                                      $36           $ 29
                                      ------------------

     Aggregate maturities of long-term debt subsequent to January 1, 2000 are due in 2000.

     In March 1997, the Company completed a financing under which it issued a senior subordinated promissory note in the principal amount of $15,000,000, a warrant to purchase 1,100,000 shares of the Company's common stock at $10.50 per share and a contingent warrant to purchase 1,000,000 shares of common stock at $0.01 per share. These warrants were subsequently adjusted and combined, resulting in a single warrant to purchase 1,315,096 shares of common stock at $8.82 per share, exercisable at any time prior to March 31, 2005.

     In December 1998, the Company repaid the promissory note resulting in an extraordinary loss of $1,441,000 from early repayment. The loss was comprised of unamortized debt discount and issuance costs totaling $2,281,000, and net of income tax benefits of $840,000.

     The original warrant issued in the financing provided that the holder could require the Company to repurchase the warrant if an initial public offering had not been completed prior to March 27, 2002. The repurchase amount would have been equal to the excess of the estimated fair market value of the Company's common stock, as determined by the warrant agreement, over the exercise price of the warrant. The Company also has an option to repurchase the warrant if the warrant has not been exercised prior to March 27, 2004. As required by Emerging Issues Task Force Issue 96-13 (EITF 96-13), the warrant was recorded at fair value and recorded as long-term debt. In addition, EITF 96-13 requires that any change in fair value of the warrant be reflected as interest expense. Accordingly, the financial statements reflect interest expense of $5,625,000 and $3,250,000 for 1998 and 1997, respectively.

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

     In November 1998, the Company adjusted the conversion price of the Series E Mandatorily Redeemable Preferred Stock from $8.82 per share to $8.20. The adjustment was made in accordance with the Series E Stock Purchase Agreement and was effective on the closing of the Company's initial public offering. The adjustment resulted in the issuance of an additional 77,155 shares of common stock upon conversion. For purposes of calculating net income (loss) per share in the period in which the initial public offering was completed, net income available to common shareholders has been reduced by $1,312,000 for the estimated value of additional shares issued under these antidilution provisions (note 11).

     Upon completion of the Company's underwritten public offering in December 1998 the Series A, B, C, D, and E mandatorily redeemable preferred stock were converted into an aggregate of 12,332,364 of common stock. In addition, all rights and preferences, including those involving cumulative dividends, expired. Cumulative but undeclared and unpaid dividends have been deducted from net income available to common shareholders in determining net income (loss) per share (note 11).

     As of January 2, 1999, there were no remaining mandatorily redeemable shares outstanding.

     Changes in mandatorily redeemable preferred stock are as follows (dollars in thousands):

                                               ADDITIONAL
                                                PAID-IN
                        SHARES       AMOUNT     CAPITAL      TOTAL
Balance At
 January 3, 1998      12,091,962    $12,692     $14,920     $27,612
  Conversion to
   common
   stock              12,091,962     12,692      14,920      27,612
                      ---------------------------------------------
Balance at
 January 2, 1999               -    $     -     $     -     $     -
                      =============================================

(9) SHAREHOLDERS' EQUITY

     Effective December 4, 1998, the Company issued 2,922,350 common shares in completion of its initial public offering resulting in net proceeds of $44.6 million.

 Stock Options

     The Board of Directors has reserved 5,300,000 shares of common stock for options that may be granted to key employees, directors, or others under the Company's stock option plans. On March 2, 2000, the Board of Directors of the Company approved, subject to approval by the shareholders, an increase in the number of shares of common stock reserved for issuance to 6,300,000 shares.

     A summary of the changes in the Company's stock option plans for each of the years in the three year period ended January 1, 2000 is as follows:

                                                           WEIGHTED
                                                           AVERAGE
                                                           EXERCISE
                                              SHARES        PRICE
Outstanding at December 28, 1996
 (including 1,105,468 shares exercisable)   1,679,173       $2.58
    Granted                                 1,073,750        6.20
    Exercised                                (630,514)       0.70
    Canceled                                  (26,800)       4.29
                                            ---------------------
Outstanding at January 3, 1998
 (including 931,319 shares exercisable)     2,095,609        4.98
    Granted                                   443,075       14.70
    Exercised                                (526,880)       3.18
    Canceled                                 (208,070)       5.82
                                            ---------------------
Outstanding at January 2, 1999
(including 884,807 shares exercisable)      1,803,734        7.77
    Granted                                 1,857,100       12.10
    Exercised                                (448,705)       5.05
    Canceled                                 (526,776)      14.66
                                            ---------------------
Outstanding at January 1, 2000
(including 1,311,133 shares exercisable)    2,685,353       $9.92
                                            =====================


     The following table summarizes information about options outstanding at January 1, 2000:


                   OPTIONS                                OPTIONS
                 OUTSTANDING                            EXERCISABLE
--------------------------------------------------  -------------------
                              AVERAGED    WEIGHTED             WEIGHTED
    RANGE OF                 REMAINING    AVERAGE              AVERAGE
    EXERCISE                CONTRACTUAL   EXERCISE             EXERCISE
     PRICE          SHARES  LIFE (YEARS)   PRICE      SHARES    PRICE
$ 0.45 -  4.80      235,420    5.91       $  3.80     220,420  $  3.78
  5.25 -  6.50      641,140    7.80          5.53     462,110     5.49
  6.63 - 11.00      956,117    8.72          8.27     429,688     9.10
 13.94 - 17.00      757,201    6.85         15.71     155,880    15.85
 23.69 - 32.25       95,475    9.21         24.98      43,035    25.72
----------------------------------------------------------------------
$ 0.45 - 32.25    2,685,353    7.74       $  9.92   1,311,133  $  8.28
======================================================================

     No compensation cost has been recognized in the consolidated financial statements for employee stock options grants and the Company's employee stock purchase plan. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under an alternative accounting method, the Company's net loss would have been adjusted as indicated below (in thousands):

                                      1999         1998          1997
Net income (loss): As reported     $ (8,204)      $5,195       $(2,846)
       Pro forma                   $(11,088)      $4,144       $(3,563)

     The fair value of each option grant is estimated on the date of grant using the Black-Sholes option-pricing model with the following assumptions: expected dividend yield-0%; expected stock price volatility-40%; risk-free interest rate-6.3% for 1999, 4.6% for 1998, and 6.4% for 1997; expected life of options- 2.9,
3.0 years, and 4.2 for 1999, 1998, and 1997, respectively. The per share weighted-average fair value of stock options granted during 1999, 1998, and 1997 was $3.86, $4.72, and $1.92, respectively.

Warrants

     In April 1996, the Company issued warrants to the holders of Series E Preferred Stock (note 8) to purchase an aggregate of 171,429 shares of Common Stock at an exercise price of $5.25 per share. During 1998, warrants for 54,430 common shares were exercised. Warrants for 108,499 and 116,999 shares remained outstanding at January 1, 2000 and January 2, 1999, respectively.

     In connection with a capital lease transaction with a vendor in 1997, the Company granted the vendor warrants to acquire 31,428 shares of the Company's Series E convertible preferred stock at a purchase price of _$10.50 per share. The warrants are exercisable for five years beginning December 3, 1998. In December 1998, the Preferred Stock warrants were converted into warrants to purchase 40,243 shares of common stock at $8.20 per share. There were no warrants outstanding at January 1, 2000.

     In connection with short-term debt issued to related parties in 1996, the Company granted warrants to purchase 71,525 shares of the Company's common stock at a purchase price of $5.25 per share. The warrants are exercisable for ten years from the grant date. During December 1998, warrants for 7,003 common shares were exercised. Warrants for 64,522 shares remained outstanding at January 1, 2000 and January 2, 1999.

Stock Repurchase

     During 1999, the Company repurchased 1,220,000 shares for approximately $12.7 million.

(10) INCOME TAXES

     The provision (benefit) for income taxes consists of the following (in thousands):


                                 1999       1998       1997
Current:
      Federal                  $    --    $ 2,969    $   125
      State                        180        687         16
                               -----------------------------
                                   180      3,656        141
                               -----------------------------
Deferred:
      Federal                   (4,694)    (5,803)        --
      State                       (304)       (85)        --
                               -----------------------------
                                (4,998)    (5,888)        --
                               -----------------------------
Income tax expense (benefit)   $(4,818)   $(2,232)   $   141
                               =============================


     Effective tax rates differ from statutory federal income tax rates as follows:

                                  1999      1998     1997
Statutory federal income
       tax rate                  (35.0)%    35.0%   (34.0)%
Nondeductible interest
       expense, put warrants       0.0      44.7     40.8
Change in valuation allowance      0.0    (147.0)    (2.7)
Effect of change in tax rate
       on deferred tax asset       0.0       6.7      0.0
State income taxes, net of
       federal benefit            (0.6)      8.9      0.4
Other                             (1.4)      1.0      0.7
                                 ------------------------
                                 (37.0)%   (50.7)%    5.2 %
                                 ========================

     The tax effects of temporary differences that give rise to deferred tax assets at January 1, 2000 and January 2, 1999 are as follows (in thousands):

                                                          1999       1998
Deferred tax assets:
      Current:
           Inventory, warranty, and returns reserves   $  4,553    $  4,371
           Allowance for doubtful accounts                  116         117
           Other                                          1,970         960
      Long term:
           Net operating loss carryforwards               3,885         602
           Other                                            886         361
                                                       --------------------
                Total gross deferred tax assets          11,410       6,411
Valuation allowance                                        (523)       (523)
                                                       --------------------
                Total net deferred tax assets          $ 10,887    $  5,888
                                                       ====================

     At January 1, 2000, the Company had net operating loss carryforwards for federal income tax purposes of approximately $10,200,000 expiring between the years 2003 and 2019. The Company expects that approximately $1,400,000 of these carryforwards will expire unutilized due to an Internal Revenue Code (IRC)
Section 382 limitation resulting from a prior ownership change and has, therefore, provided a valuation allowance for this portion of the carryforwards. The Company has not provided a valuation allowance for any other deferred tax assets because it believes that it is more likely than not that they will be realized.

(11) NET INCOME (LOSS) PER COMMON SHARE

     The following computations reconcile net income (loss) with net income
(loss) per common share-basic and diluted (dollars in thousands, except per share amounts).

                                           NET                  PER SHARE
1999                                      LOSS        SHARES      AMOUNT
Net loss                              $   (8,204)
                                      -----------------------------------

BASIC AND DILUTED EPS
Net loss attributable to
   common shareholders                $   (8,204)   18,299,728   $  (0.45)
                                      ===================================

                                           NET                  PER SHARE
1998                                     INCOME      SHARES       AMOUNT
Net income before
   extraordinary item                 $    6,636
Less: Deemed dividend from
        revision of preferred
        stock                             (1,312)           --
      Cumulative preferred
        dividends                           (821)           --
                                      -----------------------------------

BASIC EPS
Net income available to
      common shareholders             $    4,503     4,114,219   $   1.09
                                      -----------------------------------
EFFECT OF DILUTIVE SECURITIES
Options                                       --       912,448
Warrants                                      --       654,436
Convertible preferred stock                   --    10,247,143
                                      ------------------------------------
DILUTED EPS
Net income attributable to
      common shareholders
      plus assumed conversion         $    4,503    15,928,246   $   0.28
                                      ===================================

                                           NET                  PER SHARE
1997                                      LOSS        SHARES      AMOUNT

Net loss:                              $  (2,846)
Less cumulative preferred
      dividends                             (900)          --
                                      ---------------------------------
BASIC AND DILUTED EPS
Net loss attributable to
   common shareholder                  $  (3,746)    2,352,947   $  (1.59)
                                       ==================================



     The following is a summary of those securities outstanding during the respective periods which have been excluded from the calculations because the effect on net income (loss) per common share would not have been dilutive:

                                    1999        1998               1997
Options                          634,881           -          1,679,173
Common stock warrants            495,864           -            154,023
Preferred stock warrants               -           -             31,428
Convertible preferred stock            -           -         12,091,962

     Convertible preferred stock and preferred stock warrants were convertible into 12,292,623 common shares during 1997.

(12) EMPLOYEE BENEFIT PLANS

Profit Sharing and 401(k) Plan

     Effective January 1, 1994, the Company adopted a profit sharing and 401(k) plan for eligible employees. The plan allows employees to defer up to 15% of their compensation on a pretax basis. Each year, the Company may make a discretionary contribution equal to a percentage of the employee's contribution. During 1999, 1998, and 1997, the Company expensed $480,000, $375,000, and
$78,000, respectively, relating to its contribution to the 401(k) plan.

Employee Stock Purchase Plan

     Effective June 10, 1999, the Company adopted an Employee Stock Purchase Plan under which employees can purchase Company common stock at a discount of 15% through payroll deductions. Based on the average price on the last business day of the offering period (calendar-quarter), 17,705 shares were issued at $5.89 during 1999.

(13) RELATED PARTY TRANSACTIONS

     As of April 1998, a former director and executive officer had borrowed $425,000 from the Company. On December 10, 1998 the former director and executive officer repaid the outstanding balance of the note.

     The Company entered into a consulting agreement with a director of the Company beginning May 4, 1999. The agreement was effective for a term of two years, and provided an annual fee of $100,000 and 60,000 options vesting over three years. Effective January 2000, the director resigned from the board and the consulting agreement was terminated. All vested options are exercisable through May 2004.

     The Company has entered into an employment and consulting agreement with a former executive officer of the Company beginning April 19, 1999. The Company paid $10,000 monthly for the employment services from May 1, 1999 through July 31, 1999, and has agreed to pay $8,250 per month for consulting services from August 1, 1999 through April 30, 2001.

(14) COMMITMENTS AND CONTINGENCIES

     The Company and certain of its former officers and directors have been named as defendants in a class action lawsuit filed on behalf of Company shareholders in U.S. District Court in Minnesota. The named plaintiffs, who purport to act on behalf of a class of purchasers of the Company's common stock during the period from December 4, 1998 to June 7, 1999, charge the defendants with violations of federal securities laws. The suit alleges that the Company and the named directors and officers failed to disclose or misrepresented certain information concerning the Company during the class period. The complaint does not specify an amount of damages claimed. The Company believes that the complaint is without merit and intends to vigorously defend the claims.

     The Company is a party to other various claims, legal actions, sales tax disputes, and other complaints arising in the ordinary course of business. In the opinion of management, any losses that may occur are adequately covered by insurance or are provided for in the consolidated financial statements and the ultimate outcome of these matters will not have a material effect on the consolidated financial position or results of operations of the Company.

(15) SUMMARY OF QUARTERLY FINANCIAL DATA (UNAUDITED)

       The following is a condensed summary of actual quarterly results for 1999 and 1998:



1999                                                                Fourth       Third      Second      First
Net sales                                                          $68,104     $68,281     $65,750    $71,632
Gross margin                                                        44,050      44,337      43,188     47,085
Operating income (loss)                                             (9,939)     (6,432)        200      1,378
Net income (loss)                                                   (6,042)     (3,698)        348      1,188
Net income (loss) per share - diluted                                (0.33)      (0.20)       0.02       0.06
-------------------------------------------------------------------------------------------------------------
1998                                                                Fourth       Third      Second      First
Net sales                                                          $67,434     $60,034     $60,129    $58,672
Gross margin                                                        44,537      39,291      39,663     37,591
Operating income                                                     4,063       2,679       3,666      1,037
Net income (loss) before extraordinary item                          7,047      (1,903)      1,910       (418)
Net income (loss)                                                    5,606      (1,903)      1,910       (418)
Net income (loss) per share before extraordinary item - diluted       0.32       (0.72)       0.11      (0.26)
Net income (loss) per share - diluted                                 0.24       (0.72)       0.11      (0.26)
-------------------------------------------------------------------------------------------------------------


BOARD OF DIRECTORS                             EXECUTIVE OFFICERS/                     CORPORATE HEADQUARTERS
                                               MANAGEMENT TEAM
Patrick A. Hopf                                William R. McLaughlin                   Select Comfort Corporation
Chairman, Select Comfort Corporation           President and                           10400 Viking Drive, Suite 400
Managing General Partner,                      Chief Executive Officer                 Minneapolis, Minnesota  55344
St. Paul Venture Capital                                                               Telephone:  (952) 918-3000
                                               Tracey T. Breazeale                     www.selectcomfort.com
Thomas J. Albani                               Senior Vice President,
Former President and CEO                       Strategic Planning and Branding         INDEPENDENT AUDITORS
Electrolux Corporation                                                                 KPMG LLP
                                               Renee M. Christensen                    Minneapolis, Minnesota
Christopher P. Kirchen                         Senior Vice President,
Managing General Partner                       E-Commerce                              REGISTER AND TRANSFER AGENT
Brand Equity Ventures                                                                  Norwest Bank of Minnesota, N.A.
                                               James D. Gaboury                        Stock Transfer Department
David T. Kollat                                Vice President,                         161 North Concord Exchange
President                                      Direct Sales                            P.O. Box 738
22 Inc.                                                                                South St. Paul, MN  55075
                                               Mark A. Kimball
William J. Lansing                             Senior Vice President,                  OUTSIDE COUNSEL
Chief Executive Officer                        Chief Administrative Officer,           Oppenheimer Wolff & Donnelly LLP
NBC Internet, Inc.                             General Counsel and Secretary           Minneapolis, Minnesota

William R. McLaughlin                          Gregory T. Kliner                       ANNUAL MEETING
President and Chief Executive Officer          Senior Vice President,                  The Annual Meeting of Shareholders
Select Comfort Corporation                     Operations                              will be held on Thursday, May 18,
                                                                                       2000 at 3:00 p.m. at the Hotel Sofitel
Ervin R. Shames                                Ronald E. Mayle                         in Bloomington, Minnesota.
Independent Management Consultant              Senior Vice President,
                                               Retail
Jean-Michel Valette
President and CEO                              James C. Raabe
Franciscan Estates                             Vice President,
                                               Chief Financial Officer





ANNUAL REPORT/FORM 10-K

    Current and potential Select Comfort shareholders interested in obtaining a copy of the Company's annual report filed on Form 10-K are invited to contact the Company by writing to Investor Relations at its Corporate Headquarters or calling Investor Relations at (952) 918-3190.

    Shareholders and interested parties can also find information about Select Comfort Corporation on the Worldwide Web. The Web address is http://www.selectcomfort.com.


COMMON STOCK

     Select Comfort's common stock trades on the Nasdaq Stock Market(R) under the symbol SCSS, since the Company changed its stock symbol from AIRB effective January 10, 2000. The quarterly high and low sales prices for the Company's common stock as reported by the Nasdaq Stock Market,(R) for the period from the date of our initial public offering on December 4, 1998 through the end of the most recent fiscal year are set forth in the table below. These prices reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not necessarily represent actual transactions. Select Comfort has never paid any cash dividends on its common stock and does not anticipate paying any cash dividends on its common stock in the foreseeable future.

                Fourth        Third       Second         First
                Quarter      Quarter      Quarter       Quarter
                -------      -------      -------       -------
Fiscal 1998
  High          $29.19
  Low           $19.63          N/A          N/A          N/A
                -------      -------      -------       -------
Fiscal 1999
  High          $ 7.06        $9.19        $29.88       $35.25
  Low           $ 3.63        $6.00        $ 6.38       $20.50
                -------      -------      -------       -------

                                                                              29