Form 10-K, Exhibit 13
period 2004-01-03
SELECT COMFORT CORP
filed 2004-03-19
CIK 827187

2003 Annual Report

Improving sleep, changing lives...

one bed at a time

35
L
R

select comfort.

CREATOR OF THE SLEEP NUMBER® BED

Every two minutes, someone in America switches from an innerspring mattress to a Sleep Number® bed.

Our Mission

To improve people's lives by improving their sleep and to deliver personalized comfort through innovative technology and high-quality products.

About Select Comfort

Select Comfort (NASDAQ: SCSS) was founded in 1987 and is the nation's leading bed retailer. Our company designs, manufactures and markets the Sleep Number® bed — an adjustable-firmness mattress featuring proprietary air-chamber technology — as well as a personalized comfort collection of pillows and bedding. Select Comfort's products are sold through our 344 retail stores located nationwide; through selected bedding retailers; through our national direct marketing operations; and on the internet at www.selectcomfort.com.

Net sales
in millions of dollars
270
262
336
458
'00
'01
'02
'03

Operating margin percentage
(9.6)
(4.1)
6.3
9.3
'00
'01
'02
'03

Earnings per share*
in dollars
(.89)
(.41)
.37
.69
'00
'01
'02
'03

Cash from operations
in millions of dollars
(10)
0
36
49
'00
'01
'02
'03

*Pro forma results for '00, '01 and '02 reflect fully taxed earnings. See page 13 for reconciliation of net income and earnings per share under Generally Accepted Accounting Principles (GAAP).

Our Values

Growth and Performance: We recognize that our customers and shareholders are best served by the company's continued profitable growth and innovation. We are performance driven and take pride in, and accountability for, our actions.

Innovation & Quality: Quality and continuous improvement are the basis of all we do.

Customers: We are committed to improving people's lives and developing long-term customer relationships. We believe that direct contact with the consumer is essential to our success.

Culture and Community: Our culture centers around integrity, diversity and respect for each other, creativity, personal growth, taking calculated risks, adding value and having fun.

Comparable store sales growth
0%
(4)%
27%
31%
'00
'01
'02
'03

Average sales per store
in thousands of dollars
636
626
817
1,101
'00
'01
'02
'03

Number of stores
333
328
322
344
'00
'01
'02
'03

In 2003, we exceeded our commitments — in growth, profitability and innovation — and we built a strong foundation for future success.

In a year marked by only marginal growth of consumer durable products and sluggish sales in the furniture and retail industries, 2003 was a period of exceptional achievement for Select Comfort. We recorded 86 percent growth in earnings per share, record sales of $458 million, cash from operations of $49 million and growth in operating margin to 9.3 percent.

More important than our financial achievements, however, were our commitments to our customers, employees, shareholders and our community — all of which were strengthened in 2003, and which we expect to build in 2004 and beyond.

He's a much happier
guy now that he wakes up
without back pain.

A letter from the president

Commitment is not an idle promise or a buzz word at Select Comfort. Commitment is the way we live, what we work for, who we are, what we do.

At Select Comfort, we are committed to our customers, our employees, our shareholders and our community. Every moment of every day, we are committed to innovation, growth and improving people’s lives.

As an employee of Select Comfort, I am committed to delivering a better night’s sleep to millions of Americans. As president and chief executive of this great and developing company, I am committed to delivering growing shareholder value, unmatched customer satisfaction and career-best experiences for our 2,000 employees.

In 2003, we demonstrated these commitments in very meaningful ways.

First, we delivered record sales of $458 million and net income of $27 million. Our cash from operations was a record $49 million — a 36 percent increase over 2002. Lapping a 2002 revenue gain of 28 percent, our total sales were up 37 percent and our 2003 same-store sales were up 31 percent — far outpacing bedding industry trends for the second consecutive year.

Equally important to what we achieved financially was who we became as an organization in 2003. We committed to become a stronger, more agile organization in terms of people, systems and culture, and to recruit and retain some of the best minds and workers in America. During the year, we began to strengthen our talent pool in human resources, sales, finance and information technology to ensure a strong infrastructure. We launched a national home delivery program in 118 markets. We achieved a record low in product returns and a record high in customer satisfaction. We continued to expand our successful, award-winning Sleep Number® integrated marketing campaign, doubling unaided awareness of our Sleep Number® brand in 2003. We added more than 250,000 new consumers to the Sleep Number® family during the year, and received many letters of appreciation as a result — bringing our total number of consumer testimonials to over 50,000.

In 2004, we plan to sustain our commitment to our five core strategies that have so effectively propelled our company’s growth over the past three years. First, we plan to increase awareness of the Sleep Number® bed by increasing media investment by more than 30 percent to over $80 million, expanding our national and local advertising campaign. Second, we plan to expand distribution with the opening of 25 to 30 new stores during the year, while continuing to selectively grow distribution at leading furniture retailers. Third, we plan to accelerate product innovation with what will be the most exciting year of product introductions in our history. Fourth, we plan to continue to strengthen and leverage our unique make-to-order business model and systems. Finally, we plan to build the strength of our organization by investing back into our employees and our communities, doubling our charitable commitment to Ronald McDonald House Charities®.

Equally important to what we achieved financially was who we became as an organization in 2003.

While filled with victory, 2003 was not without challenge for Select Comfort. Nothing worth having ever is. We experienced the growing pains of rapidly starting one of the nation’s largest home delivery networks. We quickly responded to minimize the impact of increased costs from an unexpected fuel surcharge. We successfully labored through our company’s largest systems implementation. We watched with hope and trepidation as eight of our valued employees served our country in the Middle East, and we proudly welcomed them back as they began arriving home.

Select Comfort reached soaring heights in 2003. Yet we’re still at the base of a very tall mountain. We have an exceptionally strong foundation from which to climb and become an industry leader and an icon company within the next five years. As an organization, we are young, we are innovative, we are hard working and we will not rest until we have reached the top — with the exception of eight hard-earned and enjoyable hours each night on our Sleep Number® beds.

At Select Comfort, we remain committed to improving people’s lives by improving their sleep. And we remain confident in our ability to sustain long-term, profitable growth. Thank you for joining me on this wonderful journey of improving the way America sleeps — one bed at a time.

Sleep well,

Bill McLaughlin

Building awareness and distribution

In 2000, we identified low brand awareness as Select Comfort’s number-one barrier to growth. Today, with the proven and creative Sleep Number® advertising campaign, awareness-building is our number-one tool for rapid and successful market expansion.

Despite Select Comfort’s tremendous growth in sales and profitability in recent years, our national unaided brand awareness with consumers is still only eight percent. Compare this to our unaided brand awareness of 26 percent in Minneapolis — our leading market — and it’s clear that we have tremendous future opportunity to grow our brand franchise nationwide.

And while we gauge the success of our brand in part through awareness growth, the real measure and purpose of our advertising is to drive traffic to our 344 retail stores and our other sales channels.

As a relatively small and agile company with a vertically integrated business model, we are fortunate that our marketing and real estate teams can work closely together to expand into new markets and consistently drive more traffic to existing stores. In fact, it is through our existing stores that we see our largest growth opportunity in the near future. Our comparable store sales in 2003 increased by an impressive 31 percent, and we expect same-store growth to continue at a double-digit rate in 2004 and 2005.

Reaching major metro markets

How will we do this? One strategy for building brand awareness and driving retail store traffic is to supplement our national media reach with local advertising in America’s larger metropolitan markets — New York, Los Angeles, Chicago, Boston and other cities where there is currently limited awareness for the Sleep Number® bed and local stores. At the same time, we plan to open 25 to 30 new stores in these metro markets in 2004 to ensure that we have appropriate store density for the population base.

The Sleep Number® local-market advertising campaign is only one component of our integrated, cross-channel marketing program, which also includes more than 135 radio personalities, national print and television advertising featuring actress Lindsay Wagner, direct marketing programs, e-commerce and celebrity testimonials.

Our comparable store sales in 2003 increased by an impressive 31 percent, and we expect same-store growth to continue at a double-digit rate in 2004 and 2005.

As media spending propels sales and profit growth, Select Comfort plans to continue to reinvest in further advertising expansion. In 2001, we spent $30 million on advertising, and we’ve carefully grown this number by $10 to $20 million annually. We plan to increase advertising by more than 30 percent in 2004 to a total of over $80 million.

With this coordinated marketing and real estate strategy in place — coupled with momentum building every day from satisfied customers and word of mouth — Select Comfort is well positioned for growth in 2004 and beyond.

"Once you've found your Sleep Number, I know you'll discover as I did, a deeper, more restful sleep. I actually sleep through the night now and that is so rejuvenating."
~ Lindsay Wagner
Sleep Number® 35
Growth

Accelerating growth through product development

In 1987, a gifted inventor and former innerspring mattress maker named Bob Walker created the Sleep Number® bed in his garage. With the objective of delivering a better night’s sleep, Mr. Walker applied sleep research to create a superior alternative to metal coils and springs. He discovered that air was the perfect medium for providing maximum comfort, support and durability in a mattress, with the added benefit of offering personalized, dual-adjustable firmness.

This spirit of innovation continues at Select Comfort today. In 2003, we dedicated substantial time and investment into making the best bed better through a number of innovations and product improvements founded in the science of sleep and focused on delivering real consumer benefits. A few of the year’s highlights included national rollouts of the company’s Precision Comfort® adjustable foundation, the Sleep Number® Grand King™ and several new bed models for our wholesale line. We also formed a Sleep Advisory Board™ with six of the nation’s leading sleep experts and medical practitioners to advance the study of sleep at Select Comfort.

Clinically proven to improve sleep

In clinical studies, the Sleep Number® bed has been shown to improve sleep quality and to allow a deeper, more restorative sleep. In a study conducted at the Stanford University Medical Sleep Disorders Center, researchers found that 87 percent of those who slept on a Sleep Number® bed experienced a greater percentage of REM sleep with fewer sleep disturbances.

A new level of luxury

In the spring of 2004, Select Comfort plans to introduce its most luxurious bed ever — the Sleep Number® 9000. The 9000 model will feature the latest in design and technology for personalized comfort. The mattress tops out at 16 inches of thickness, and includes a unique two-sided seasonal duvet-style pillowtop.

Select Comfort’s new Firmness Comfort Control System™ 9000 will be the company’s fastest, quietest and most advanced technology to date.

Welcoming guests in comfort

In another industry first, Select Comfort plans to combine the comfort, support and dual adjustability of a Sleep Number® bed with the convenience and beauty of a custom-designed sofa to create the Sleep Number® SofaBed™.

Scheduled for a pilot-market test launch in spring 2004, this distinctive sofa sleeper features an 11-inch-thick queen-size mattress, dual-adjustable Sleep Number® firmness control, an easy-pull folding mechanism and no uncomfortable bar in the back. The sofa surround also offers unmatched seating comfort and beauty, and comes in two styles with 38 choices of fabric or leather.

Despite our most aggressive year of product development ever in 2004, the core benefit of our bed remains — a patented air chamber and Firmness Control System™ that provide unparalleled support, personalized comfort and improved sleep.

Leveraging our integrated business model

Select Comfort has a differentiated, vertically integrated business model that allows us to directly design, manufacture, sell, deliver and service the Sleep Number® bed.

One way we are improving service is by remodeling our store base to make the mattress-buying experience easier and more inviting for consumers, and to reflect the fun of the Sleep Number® brand inside our retail stores. In 2003, we updated nearly 100 of our stores, and plan to continue this strategy in 2004.

Unlike other mattress makers or bed retailers, Select Comfort has direct contact with our nearly three million Sleep Number® bed owners from purchase through make-to-order manufacturing through delivery of the Sleep Number® bed right into their homes. This unique involvement in every aspect of the business process not only allows for more satisfied bed owners, but also provides us valuable consumer insight for continued innovation and scalable, profitable growth. Adding to this advantage are our enviable inventory levels which, due to our just-in-time manufacturing process, equal approximately $13 million on $450 million in annual sales.

Select Comfort takes pride in offering a consumer experience like no other in the bedding industry. Through our multiple sales channels and touchpoints — at our 344 retail stores in 46 states, through our 800-number call center, on our website, on QVC, or through one of our selected retail partners — Select Comfort offers consumers uniquely convenient access to our products. Very simply, we make it easy for consumers to find their personal Sleep Number® and to discover a better way to sleep.

As part of our commitment to improving service to customers, in 2003 we expanded our home delivery, assembly and mattress removal programs to all of our retail markets nationwide. During the year, the company delivered over 100,000 beds through our new delivery service.

Each year, thousands of families stay at a Ronald McDonald House while their children receive medical treatment at nearby hospitals. These family members frequently experience stress and anxiety that can disrupt sleep schedules, cause insomnia and provoke a greater occurrence of daytime sleepiness. It is during these stressful times that restorative sleep is needed most for recovery and healing.

Ronald McDonald House was created through the leadership of Fred Hill, a former professional football player, and his wife Fran, who grew tired of sleeping on hospital furniture while their young daughter received leukemia treatments. Each House is run by a local nonprofit organization comprised of members of the medical community, business and civic leaders, parents, volunteers and McDonald’s owners/operators.

Since 1974, the program has helped more than three million family members.

Improving lives through better sleep

At Select Comfort, our employees are our most valuable and irreplaceable asset. We strive to recruit and retain the very best people — people who are smart, hardworking, honest and committed to excellence and long-term careers.

In 2003, Select Comfort grew to over 2,000 employees nationwide and we improved our hiring and selection process with an innovative program called “Hiring by Numbers.” In support of our growth, we continue to search for the nation’s best and brightest to ensure we can sustain our growth momentum in the future.

Retaining talented people is equally as important as recruiting them. Recognizing this, Select Comfort expanded our bonus program in 2003 to include all non-commissioned employees nationwide — allowing every employee to commit to, and share in, the benefits of the company’s success. We also expanded our sales incentive program and we continued our practice of celebrating customer satisfaction, team success and company performance.

Last year, we kicked off a comprehensive leadership development training program for our front-line managers. In 2004, we plan to implement succession planning and improved career planning to reinforce our goal of making Select Comfort a great place to build a long-term career.

Working together toward a common commitment

Watching a child struggle with a serious illness can be difficult, exhausting and heartbreaking. Through our support of Ronald McDonald House Charities®, Select Comfort is working to help the families of sick children get a better night’s sleep so they have the energy needed during the day to be strong and supportive.

In 2001, Select Comfort became the “Official Bed Provider” for Ronald McDonald House® . Through our shared mission of improving lives through better sleep, Select Comfort and Ronald McDonald House Charities® have successfully worked together to provide a better sleep environment for thousands of families nationwide. To date, Select Comfort has donated more than 1,500 Sleep Number® beds to the 150 Ronald McDonald Houses in the United States, and we’re on our way to filling the more than 4,000 bedrooms.

In 2004, Select Comfort employees will travel to Ronald McDonald Houses nationwide to deliver over 1,000 donated Sleep Number® beds. We are proud of the significant and sustaining commitment of our employees to the communities in which they work and live.

Many of our employees and their families also have chosen to further support their local Ronald McDonald House by donating their own time and hard-earned money. Select Comfort employees support the charity through fundraisers, a payroll deduction program and through volunteer programs, logging more than 1,200 hours to date.

"What a great thing you do by providing such nice beds to Ronald McDonald House. It is nice to have a place to be away from home and sleep very well."

~ Laura Kutz, guest,
Ronald McDonald House®

Community

Selected Consolidated Financial Data

(in thousands, except per share and selected operating data, unless otherwise indicated)

The data presented below have been derived from our Consolidated Financial Statements and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our Consolidated Financial Statements and Notes thereto included in this Annual Report:

	2003(1)	2002	2001	2000	1999
Consolidated Statements of Operations Data:
Net sales	$458,489	$335,795	$261,687	$270,077	$273,767
Gross profit	287,326	209,999	154,477	154,476	163,847
Operating expenses:
Sales and marketing	206,129	155,890	138,417	149,283	147,929
General and administrative	38,423	32,854	25,296	29,211	29,213
Store closings and asset impairments	71	233	1,366	1,952	1,498

Operating income (loss)	42,703	21,022	(10,602)	(25,970)	(14,793)
Net income (loss)	$27,172	$37,122	$(12,066)	$(37,214)	$(8,204)

Pro forma net income (loss) (2)	$27,172	$12,239	$(7,481)	$(15,877)	$(8,204)

Net income (loss) per share:
Basic	$0.83	$1.51	$(0.66)	$(2.09)	$(0.45)

Diluted	$0.69	$1.09	$(0.66)	$(2.09)	$(0.45)

Pro forma (2)	$0.69	$0.37	$(0.41)	$(0.89)	$(0.45)

Shares used in calculation of net income (loss) per share (2):
Basic	32,856	24,549	18,157	17,848	18,300

Diluted and pro forma (2)	39,277	34,532	18,157	17,848	18,300

Consolidated Balance Sheet Data:
Cash, cash equivalents and marketable securities	$75,118	$40,824	$16,375	$5,448	$27,570
Working capital	53,972	26,765	(3,739)	(12,431)	14,470
Total assets	150,702	108,331	67,436	64,672	95,363
Long-term debt, less current maturities	—	2,991	17,109	2,322	36
Total shareholders’ equity	92,762	54,515	6,772	16,600	52,872
Selected Operating Data:
Stores open at period-end (3)	344	322	328	333	341
Stores opened during period	27	15	11	19	79
Stores closed during period	5	21	16	27	2
Average net sales per store (000’s) (4)	$1,101	$817	$626	$636	$644
Percentage of stores with more than $1.0 million in net sales (4)	49%	24%	10%	12%	13%
Comparable store sales increase (decrease) (5)	31%	27%	(4)%	—	5%
Average square footage per store open during period (4)	990	972	941	913	893
Net sales per square foot (4)	$1,113	$841	$666	$697	$721
Average store age (in months at period end)	70	61	51	41	31
Operating free cash flow (6)	$30,839	$28,342	$(4,445)	$(22,370)	$(6,006)

(1)	Fiscal year 2003 had 53 weeks. All other fiscal years presented had 52 weeks.

(2)	Pro forma net income (loss) per share reflects the effects on net income (loss) from specific non-recurring items and from the recognition of an income tax benefit (provision) for years where a regular tax provision, at a rate of 38%, was not recorded. Generally accepted accounting principles (GAAP) did not allow us to reduce net income for income tax expense in 2002 or to provide an income tax benefit in 2001 or 2000. Because we have recorded income tax expense in 2003 and we expect to continue recording income tax in future periods, we believe pro forma net income (loss) and pro forma net income (loss) per share provide a more meaningful comparison than GAAP net income (loss) and GAAP net income (loss) per share for 2002, 2001 and 2000.

In addition, we excluded the effect of the extraordinary after-tax, non-cash charges associated with early repayment of our $5.0 million 12% senior secured debt in December 2002. A reconciliation of net income (loss) and net income (loss) per diluted share (as determined in accordance with GAAP) to pro forma net income (loss) and pro forma net income (loss) per diluted share is as follows:

	2002	2001	2000
GAAP net income (loss)	$37,122	$(12,066)	$(37,214)
Effect of:
Income tax (provision) benefit at 38% of income (loss) before tax	(7,501)	4,585	9,736
Charges from early repayment of debt	614	—	—
(Restoration) write-off of deferred tax asset	(17,996)	—	11,601

Pro forma net income (loss)	$12,239	$(7,481)	$(15,877)

	2002	2001	2000
GAAP net income (loss) per diluted share	$1.09	$(0.66)	$(2.09)
Effect of:
Income tax (provision) benefit at 38% of income (loss) before tax	(0.22)	0.25	0.55
Charges from early repayment of debt	0.02	—	—
(Restoration) write-off of deferred tax asset	(0.52)	—	0.65

Pro forma net income (loss) per diluted share	$0.37	$(0.41)	$(0.89)

(3)	Includes stores operated in leased departments within other retail stores (13, 13, 22, 25 and 45 at the end of 2003, 2002, 2001, 2000 and 1999, respectively).

(4)	For stores open during the entire period indicated.

(5)	Stores enter the comparable store calculation in the 13th full month of operation. Stores that have been remodeled or relocated within the same shopping center remain in the comparable store base. The number of comparable stores used to calculate such data was 316, 307, 317, 314 and 262 for 2003, 2002, 2001, 2000 and 1999, respectively. Our 2003 comparable store sales increase reflects an adjustment for an additional week of sales in 2003. Without adjusting for the additional week, comparable store sales increase would have been 34% for 2003.

(6)	Operating free cash flow (OFCF) is a key financial measure but should not be construed as an alternative to operating income or net cash provided by (used in) operating activities (as determined in accordance with GAAP). We believe that OFCF is a useful supplement to cash flow data in understanding cash flows generated from operations after reductions for capital expenditures. A reconciliation of net cash provided by (used in) operating activities to operating free cash flow for each of the fiscal years indicated is as follows:

	2003	2002	2001	2000	1999
Net cash provided by (used in) operating activities	$49,203	$36,144	$414	$(10,286)	$7,657
Purchases of property and equipment	(18,364)	(7,802)	(4,859)	(12,084)	(13,663)

Operating free cash flow (OFCF)	$30,839	$28,342	$(4,445)	$(22,370)	$(6,006)

Management’s Discussion and Analysis of Financial Condition and Results of Operations

FORWARD-LOOKING STATEMENTS

The discussion in this Annual Report contains certain forward-looking statements that relate to future plans, events, financial results or performance. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as “may,” “will,” “should,” “could,” “expect,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “predict,” “intend,” “potential,” “continue” or the negative of these or similar terms. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from our historical experience and our present expectations or projections. These risks and uncertainties include, among others, such factors as general and industry economic trends, uncertainties arising from global events, consumer confidence, effectiveness of our advertising and promotional efforts, our ability to secure suitable retail locations, our ability to attract and retain qualified sales professionals and other key employees, consumer acceptance of our products and product innovation, our ability to continue to expand and improve our product line, industry competition, warranty expenses, California wage and hour litigation, our dependence on significant suppliers, and the vulnerability of any suppliers to recessionary pressures, labor negotiations, liquidity concerns or other factors, increasing government regulations, including possible new flammability standards for the bedding industry. Additional information concerning these and other risks and uncertainties is contained in our filings with the Securities and Exchange Commission, including our Annual Report on Form 10-K.

OVERVIEW

Select Comfort is the leading developer, manufacturer and marketer of premium-quality, adjustable-firmness beds. The air-chamber technology of our proprietary Sleep Number® bed allows adjustable firmness on each side of the mattress and provides a sleep surface that is clinically proven to provide better sleep quality and greater relief of back pain compared to traditional mattress products. In addition we market and sell accessories and other sleep related products which focus on providing personalized comfort to complement the Sleep Number® bed and provide a better night’s sleep to the consumer.

We generate revenue by selling our products through four complementary distribution channels. Three of these channels — retail, direct marketing and e-commerce — are company-controlled and sell directly to consumers. Our wholesale channel sells to leading home furnishings retailers, specialty bedding retailers and the QVC shopping channel. Fiscal year 2003 had 53 weeks. Fiscal years 2002 and 2001 had 52 weeks.

The proportion of our total net sales, by dollar volume, from each of our channels during the last three years is summarized as follows:

	2003	2002	2001
Retail	78.5%	76.8%	77.6%
Direct marketing	13.0%	14.2%	15.3%
E-commerce	4.3%	4.3%	3.4%
Wholesale	4.2%	4.7%	3.7%

Total	100%	100%	100%

     The growth rates for each distribution channel are as follows:

	2003*	2002	2001
	Channel inc (dec)	Channel inc (dec)	Channel inc (dec)
Retail:
Comp. store sales	31%	27%	(4)%
New/closed stores, net	7%	1%	—
Retail total*	40%	27%	(4)%
Direct marketing	25%	20%	(18)%
E-commerce	37%	59%	1%
Wholesale	23%	61%	1,517%

*	There were 53 weeks in fiscal 2003 and 52 weeks in fiscal 2002 and 2001. Increases, with the exception of comparable store sales increases, reflect the absolute increase in sales, including the additional week in 2003. Retail total is not additive in 2003 due to the 53rd week’s sales included in the total but not in the comparable store sales nor in 2002 due to rounding. The additional week in 2003 contributed approximately 2% to sales growth company-wide.

The number of company-operated retail locations during the last three years is summarized as follows:

	2003	2002	2001
Beginning of year	322	328	333
Opened	27	15	11
Closed	(5)	(21)	(16)

End of year	344	322	328

We anticipate opening 25 to 30 new retail stores and expect to close approximately 5 stores in 2004. Company-operated stores included leased departments within 13, 13 and 22 Bed, Bath & Beyond stores in 2003, 2002 and 2001, respectively.

Our growth plans are centered on increasing the awareness of our products and stores through expansion of media, increasing distribution — primarily through new retail store openings, and expanding and improving our product lines. Our primary market consists of consumers in the U.S. domestic market. We believe that opportunities exist longer term for sales internationally and to commercial markets.

Increases in sales, along with controlling costs, have provided significant improvement to operating income and operating margin over the past several years. The majority of operating margin improvement has been generated through leverage in selling expenses (increased sales through the existing store base) and leverage of our existing infrastructure (general and administrative expenses). We expect any future improvements in operating margin to be derived from similar sources. Our target is to sustain sales growth rates of 15% to 25% and sustain earnings growth rates of approximately 30%.

RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, our results of operations expressed as dollars and percentages of net sales. Figures are in millions except percentages and per share amounts.

	2003		2002		2001
		% of		% of		% of
	$	Net Sales	$	Net Sales	$	Net Sales
Net sales	$458.5	100.0%	$335.8	100.0%	$261.7	100.0%
Cost of sales	171.2	37.3	125.8	37.5	107.2	41.0

Gross profit	287.3	62.7	210.0	62.5	154.5	59.0
Operating expenses:
Sales and marketing	206.1	45.0	155.9	46.4	138.4	52.9
General and administrative	38.4	8.4	32.9	9.8	25.3	9.7
Store closings and asset impairments	0.1	0.0	0.2	0.1	1.4	0.5

Total operating expenses	244.6	53.4	189.0	56.3	165.1	63.1

Operating income (loss)	42.7	9.3	21.0	6.3	(10.6)	(4.0)
Other income (expense), net	0.4	0.1	(1.3)	(0.4)	(1.5)	(0.6)

Income (loss) before income taxes and extraordinary loss	43.1	9.4	19.7	5.9	(12.1)	(4.6)
Income tax (expense) benefit	(16.0)	(3.5)	17.8	5.3	0.0	0.0

Income (loss) before extraordinary loss	27.2	5.9	37.5	11.2	(12.1)	(4.6)

Extraordinary loss, net of tax	0.0	0.0	(0.4)	(0.1)	0.0	0.0

Net income (loss)	$27.2	5.9%	$37.1	11.1%	$(12.1)	(4.6)%

Pro forma net income (loss)	$27.2	5.9%	$12.2	3.6%	$(7.5)	(2.9)%

	2003	2002	2001
Net income (loss) per share:
Basic	$ 0.83	$ 1.51	$ (0.66)
Diluted	0.69	1.09	(0.66)
Pro forma	0.69	0.37	(0.41)
Weighted-average number of common shares:
Basic	32.9	24.5	18.2
Diluted and pro forma	39.3	34.5	18.2

Pro forma net income (loss) per share reflects the effects on net income (loss) from specific non-recurring items and from the recognition of an income tax benefit (provision) for years where a regular tax provision, at a rate of 38%, was not recorded. Generally accepted accounting principles (GAAP) did not allow us to reduce net income for income tax expense in 2002 or to provide an income tax benefit in 2001 or 2000. Because we have recorded income tax expense in 2003 and we expect to continue recording income tax in future periods, we believe pro forma net income (loss) and pro forma net income (loss) per share provide a more meaningful comparison than GAAP net income (loss) and GAAP net income (loss) per share for 2002 and 2001.

In addition, we excluded the effect of the extraordinary after-tax, non-cash charges associated with early repayment of our $5.0 million 12% senior secured debt in December 2002. A reconciliation of net income (loss) and net income (loss) per diluted share (as determined in accordance with GAAP) to pro forma net income (loss) and pro forma net income (loss) per diluted share is as follows:

	Net Income (loss)		Earnings (loss) per share
	2002	2001	2002	2001
GAAP net income (loss)	$37,122	$(12,066)	$1.09	$(0.66)
Effect of:
Income tax (provision) benefit at 38% of income (loss) before tax	(7,501)	4,585	(0.22)	0.25
Charges from early repayment of debt	614	—	0.02	—
(Restoration) write-off of deferred tax asset	(17,996)	—	(0.52)	—

Pro forma net income (loss)	$12,239	$(7,481)	$0.37	$(0.41)

Net sales

We record revenue at the time product is shipped to our customer, except when beds are delivered and set up by our home delivery employees, in which case revenue is recorded at the time the bed is delivered and set up in the home. We reduce sales at the time revenue is recognized for estimated returns. This estimate is based on historical return rates, which are reasonably consistent from period to period. If actual returns vary from expected rates, revenue in future periods is adjusted, which could have a material adverse effect on future results of operations. Historically we have not experienced material adjustments to the financial statements due to changes to these estimates.

Cost of sales

Cost of sales includes costs associated with purchasing materials, manufacturing costs and costs to deliver our products to our customers. Cost of sales also includes estimated costs to service warranty claims of customers. This estimate is based on historical claim rates during the warranty period. Because this estimate covers an extended period of time, a revision of estimated claim rates could result in a significant adjustment of estimated future costs of fulfilling warranty commitments. An increase in estimated claim rates could have a material adverse effect on future results of operations. Historically we have not experienced material adjustments to the financial statements due to changes to these estimates.

Gross profit

Our gross profit margin is dependent on a number of factors and may fluctuate from quarter to quarter. These factors include the mix of products sold, the level at which we offer promotional discounts to purchase our products, the cost of materials and manufacturing and the mix of sales between wholesale and company-controlled distribution channels. Sales of products manufactured by third parties, such as accessories and our adjustable foundation, generate lower gross margins. Similarly, sales directly to consumers through company-controlled channels generally generate higher gross margins than sales through our wholesale channels because we capture both the manufacturer’s and retailer’s margin.

Sales and marketing expenses

Sales and marketing expenses include advertising and media production, other marketing and selling materials such as brochures, videos, customer mailings and in-store signage, sales compensation, store occupancy costs, costs of consumer financing and customer service. We expense all store opening and advertising costs as incurred, except for production costs and advance payments, which are deferred and expensed from the time the advertisement is first run.

Advertising expense was $59.5 million in 2003, $39.5 million in 2002 and $29.5 million in 2001. Future advertising expenditures will depend on the effectiveness and efficiency of the advertising in creating awareness of our products and brand name, generating consumer inquiries and driving consumer traffic to our points of sale. We anticipate that full year advertising expenditures in 2004 will exceed $80 million.

General and administrative expenses

General and administrative expenses include costs associated with management of functional areas, including information technology, human resources, finance, sales and marketing administration, investor relations, risk management and research and development. Costs include salaries, bonus and benefits, travel, information systems hardware, software and maintenance, office facilities, insurance and other overhead.

Store closings and asset impairments

Store closing and asset impairment expenses include charges recorded for store related or other capital assets that have been written off when a store is underperforming and generating negative cash flows. We evaluate our long-lived assets, including leaseholds and fixtures in existing stores and stores expected to be remodeled, based on expected cash flows through the remainder of the lease term after considering the potential impact of planned operational improvements and marketing programs. Expected cash flows may not be realized, which could cause long-lived assets to become impaired in future periods and could have a material adverse effect on future results of operations. Store assets are written off when we believe these costs will not be recovered through future operations.

Quarterly and annual results

Quarterly and annual operating results may fluctuate significantly as a result of a variety of factors, including increases or decreases in comparable store sales, the timing, amount and effectiveness of advertising expenditures, any changes in sales return rates or warranty experience, the timing of new store openings and related expenses, net sales contributed by new stores, competitive factors, any disruptions in supplies or third-party service providers and general economic conditions, consumer confidence, mattress industry and mall seasonality, timing of consumer holiday promotions, and timing of QVC shows. Furthermore, a substantial portion of net sales is often realized in the last month of a quarter, due in part to our promotional schedule and commission structure. As a result, we may be unable to adjust spending in a timely manner, and our business, financial condition and operating results may be significantly harmed. Our historical results of operations may not be indicative of the results that may be achieved for any future period.

COMPARISON OF 2003 AND 2002

Net sales

Net sales in 2003 increased 37% to $458.5 million from $335.8 million in 2002 due to a 19% increase in mattress unit sales and higher average selling prices. The additional week in fiscal 2003 contributed approximately 2% to sales growth company-wide. Fiscal 2004 will have one less week than 2003. The average selling price per bed set in our company-controlled channels for 2003 was $1,686, an increase of approximately 15% from 2002. The higher average selling prices resulted primarily from improvements in product mix and lower return rates. We expect the growth rate of average selling price to slow in 2004.

The increase in net sales by sales channel was attributable to (i) a $102.1 million increase in sales from our retail stores, including an increase in comparable store sales of $77.7 million, an estimated $7.4 million of additional sales due to a 53rd week in 2003 and an increase of $17.0 million from new stores opened in 2003, net of stores closed in 2003, (ii) an $11.8 million increase in direct marketing sales, (iii) a $5.3 million increase in sales from our e-commerce channel and (iv) a $3.5 million increase in sales from our wholesale channel.

Gross profit

Gross profit margin increased to 62.7% in 2003 from 62.5% in 2002 primarily due to improved product sales mix, partially offset by increased product delivery costs.

Sales and marketing expenses

Sales and marketing expenses in 2003 increased 32% to $206.1 million from $155.9 million in 2002, but decreased as a percentage of net sales to 45.0% in 2003 from 46.4% in 2002. The $50.2 million increase was primarily due to additional media investments, sales-based incentive compensation, and increased occupancy and financing costs. The decrease as a percentage of net sales was comprised of a 1.2 percentage point (ppt) increase in media investments offset by a 1.2 ppt decrease in occupancy costs, a 0.5 ppt decrease in sales compensation costs, 0.5 ppt decrease in field management and support costs and 0.4 ppt decrease in other marketing costs. With additional sales growth, we expect sales and marketing expenses as a percentage of net sales to decline in 2004 as we achieve greater leverage from our base sales compensation and occupancy costs while reinvesting some of these leverage benefits into higher levels of media investments and training.

General and administrative expenses

General and administrative (G&A) expenses increased 17% to $38.4 million or 8.4% of net sales in 2003 from $32.9 million or 9.8% of net sales in 2002. The dollar increase in general and administrative expenses was comprised primarily of $3.5 million from increased compensation expenses related to additional headcount, $1.0 million from increased incentive compensation expense resulting from improved company performance and $0.4 million from increased investments in research and development activities. We expect G&A growth rates to continue to be lower than the rate of sales growth due to leveraging the fixed component of G&A expenses across a higher sales base.

Store closing and asset impairment expenses

Store closing and asset impairment expenses in 2003 were $0.1 million compared to $0.2 million in 2002. In 2003 and 2002, the entire amount represented impairments related to store closures.

Other income (expense), net

Other income (expense) changed by $1.7 million to income of $0.4 million in 2003 compared to an expense of $1.3 million in 2002. The improvement is primarily due to reduced interest expense following the elimination of $16 million of debt in 2002 and increased interest income reflecting higher balances of invested cash in 2003.

Income tax expense (benefit)

Income tax expense (benefit) changed $33.8 million to an income tax expense of $16.0 million in 2003 compared to $17.8 million in income tax benefit in 2002. The increase in income tax expense was due to recording income tax expense at a rate of 37% in 2003. The $17.8 million income tax benefit for 2002 was the result of recording a non-recurring, non-operating, non-cash addition to earnings due to the expected realization of tax benefits from net operating loss carryforwards and other deferred tax assets. We expect to record income tax expense at a rate of 38.5% in 2004.

COMPARISON OF 2002 AND 2001

Net sales

Net sales in 2002 increased 28% to $335.8 million from $261.7 million in 2001 due to a 15% increase in mattress unit sales and higher average selling prices resulting primarily from improvements in product mix and lower return rates. The increase in net sales by sales channel was attributable to (i) a $54.9 million increase in sales from company-controlled retail stores, including an increase in comparable store sales of $52.9 million, (ii) a $7.9 million increase in direct marketing sales, (iii) a $5.9 million increase in sales from our wholesale channel and (iv) a $5.4 million increase in sales from our e-commerce channel.

Gross profit

Gross profit margin increased to 62.5% in 2002 from 59.0% in 2001 primarily due to improved product sales mix, savings in processing returned product, reduced product delivery costs, reduced warranty claim rates resulting from improved product quality and greater manufacturing leverage.

Sales and marketing expenses

Sales and marketing expenses in 2002 increased 13% to $155.9 million from $138.4 million in 2001, but decreased as a percentage of net sales to 46.4% in 2002 from 52.9% in 2001. The $17.5 million increase was primarily due to additional media investments, sales-based compensation and retail occupancy costs. The decrease as a percentage of net sales was attributable to greater leverage in fixed selling expenses and lower cost promotional offerings.

General and administrative expenses

General and administrative (G&A) expenses increased 30% to $32.9 million in 2002 from $25.3 million in 2001. Of the increase, $5.9 million was due to additional incentive compensation costs resulting from our improved performance, with the remaining increase primarily resulting from an increased investment in information technology.

Store closing and asset impairment expenses

Store closing and asset impairment expenses in 2002 were $0.2 million compared to $1.4 million in 2001. In 2002, the entire amount represented impairments related to store closures. In 2001, the expenses included $1.0 million related to store closures and $0.4 million related primarily to the write-off of unusable fixtures for the merchandising of our sleeper sofa products.

Other income (expense), net

Other expense decreased $0.2 million to approximately $1.3 million in 2002 from $1.5 million in 2001. The decrease was primarily due to an increase in interest income from our improved cash position, partially offset by increased interest expense associated with our senior secured debt. This debt was repaid in December 2002.

Income tax (benefit) expense

Income tax benefit was $17.8 million in 2002 as compared to zero in 2001. The $17.8 million income tax benefit for 2002 was the result of recording a non-recurring, non-operating, non-cash addition to earnings due to the expected realization of tax benefits from net operating loss carryforwards and other deferred tax assets.

LIQUIDITY AND CAPITAL RESOURCES

As of January 3, 2004, we had cash and marketable securities of $75.1 million with $74.0 million classified as a current asset. As of December 28, 2002, cash and marketable securities totaled $40.8 million with $39.3 million classified as current. Net working capital totaled $54.0 million at the end of 2003 compared to $26.8 million at the end of 2002. The $34.3 million improvement in cash balances was the result of generating $30.8 million of operating free cash flow ($49.2 million of cash provided by operating activities, reduced by $18.4 million of capital expenditures) and $3.5 million of cash provided by financing activities. Cash from financing activities was primarily comprised of cash received from option and warrant exercises and shares purchased by employees as part of an employee share purchase program, offset by purchases of stock made by us as part of our ongoing common stock repurchase program. We expect to continue to generate positive cash flows from operations in the future, while not anticipating any significant additional working capital requirements due to our advantaged business model which requires low levels of inventory and other working capital assets.

We generated cash from operations of $49.2 million in 2003, and $36.1 million in 2002. The $13.1 million year-to-year improvement in cash from operations resulted primarily from improved operating income in 2003 partially offset by increases in income taxes due, as we utilized substantially all net operating loss carryforwards (“NOLs”) in 2003.

Capital expenditures amounted to $18.4 million in 2003, compared to $7.8 million in 2002. In both periods our capital expenditures related primarily to new and remodeled retail stores and investments in information technology. The majority of the year-over-year increase in capital expenditures relates to investments in retail stores. In 2003 we opened 27 retail stores and we remodeled approximately 100 stores while in 2002 we opened 15 stores. We anticipate total capital expenditures of approximately $25 million in 2004 with the majority of the increase planned for investments in our retail stores. We anticipate opening 25 to 30 new stores while upgrading the marquee and design of approximately 150 stores. We will fund the investment in new and upgraded stores with capital generated from operations. We expect our new stores to be cash flow positive within the first twelve months of operation and, as a result, do not anticipate a negative effect on net cash provided by operations. We do not anticipate investing capital to expand our manufacturing capacity, as our plants have capacity available to accommodate nearly the doubling of our business.

Net cash provided by financing activities totaled $3.5 million in 2003, an increase of $7.3 million compared to cash used in financing activities during 2002. The $7.3 million increase in cash from financing activities was comprised of $5.0 million of cash used to repay early our senior secured term debt in 2002 and an increase of $4.1 million received for exercises of options and warrants and for employee purchases of common stock. These improvements to cash were offset by $1.8 million in purchases of common stock by us under our Board-authorized common stock repurchase program. The Board of Directors has authorized the repurchase of company shares from time-to-time, subject to market conditions and at prevailing market prices, through open-market purchases. The total authorized for repurchase as of January 3, 2004 was $14 million. Repurchased shares will be retired and may be reissued in the future for general corporate or other purposes. We may terminate or limit the stock repurchase at any time. During 2003 we repurchased 200,1 00 shares for $1.8 million at an average cost of $9.17 per share.

Management believes that cash generated from operations will be a sufficient source of liquidity for the short and long term and should provide adequate capital for capital expenditures and common stock repurchases, if any. In addition, our advantaged business model, which can operate with minimal working capital, does not require significant additional capital to fund operations. Historically, our primary source of capital had been from external sources, most recently from the completion of our $11.0 million convertible debt offering in June of 2001 and our $5.0 million senior secured term debt financing completed in September of 2001. The $11.0 million convertible debt was converted to equity in the second quarter of 2002 and the $5.0 million senior debt was prepaid in December of 2002 with cash generated from operations. Our remaining debt, $3.1 million of subordinated convertible debt, was converted to shares of common stock in 2003. Additionally, we obtained a $15 million bank revolving line of credit to provide additional cash flexibility in the case of unexpected significant external or internal developments. The line of credit is a three-year senior secured revolving facility. The interest rate on borrowings is calculated using LIBOR plus 1.5% to 2.25% with the incremental rate dependent on our leverage ratio, as defined by the lender. We are subject to certain financial covenants under the agreement, principally consisting of minimum liquidity requirements, working capital and leverage ratios. We have remained in full compliance with the financial covenants from the date the agreement was originated. We currently have no borrowings outstanding under this credit agreement.

The table below represents the scheduled maturities of our long-term contractual obligations as of January 3, 2004 (in thousands):

		Payments Due by Period
		<1	1–3	3–5	>5
	Total	Years	Years	Years	Years
Operating leases	$83,973	17,612	31,979	23,103	11,279
Inventory purchase commitments	129,580	62,500	67,080	—	—

Total	$213,553	80,112	99,059	23,103	11,279

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. Predicting future events is inherently an imprecise activity and as such requires the use of judgment. Actual results may vary from estimates in amounts that may be material to the financial statements. The accounting policies discussed below are considered critical because they involve a degree of estimation and changes to certain judgments and assumptions inherent in these policies could materially affect the financial statements.

Our critical accounting policies relate to revenue recognition, accrued sales returns, accrued warranty costs and impairment of long-lived assets and long-lived assets to be disposed of by us.

In certain instances, accounting principles generally accepted in the United States of America allow for the selection of alternative accounting methods. Our significant accounting policy that involves the selection of an alternative method is accounting for stock options.

Stock-based compensation

Two alternative methods exist for accounting for stock options: the intrinsic value method and the fair value method. We use the intrinsic value method of accounting for stock options, and accordingly, no compensation expense has been recognized in the financial statements for options granted to employees, or for the discount feature of our employee stock purchase plan.

Revenue recognition

We record revenue at the time product is shipped to our customer, except when beds are delivered and set up by our home delivery employees, in which case revenue is recorded at the time the bed is delivered and set up in the home.

Accrued sales returns

We reduce sales at the time revenue is recognized for estimated returns. This estimate is based on historical return rates, which are reasonably consistent from period to period. If actual returns vary from expected rates, revenue in future periods is adjusted, which could have a material adverse effect on future results of operations. We have not historically experienced material adjustments to these estimates due to unanticipated return rates.

Accrued warranty costs

The estimated costs to service warranty claims of customers is included in cost of sales. This estimate is based on historical claim rates during the warranty period. Because this estimate covers an extended period of time, a revision of estimated claim rates could result in a significant adjustment of estimated future costs of fulfilling warranty commitments. An increase in estimated claim rates could have a material adverse effect on future results of operations. We have not historically experienced material adjustments to these estimates due to unanticipated warranty claims.

Store closing and asset impairment expenses

We evaluate our long-lived assets, including leaseholds and fixtures in existing stores, based on expected cash flows through the remainder of the lease term after considering the potential impact of planned operational improvements and marketing programs. Expected cash flows may not be realized, which could cause long-lived assets to become impaired in future periods and could have a material adverse effect on future results of operations. Store assets are written off when we believe these costs will not be recovered through future operations.

Consolidated Balance Sheets

January 3, 2004 and December 28, 2002

(in thousands, except share and per share amounts)

	2003	2002
Assets
Current assets:
Cash and cash equivalents	$24,725	$27,176
Marketable securities — current (note 2)	49,322	12,146
Accounts receivable, net of allowance for doubtful accounts of $619 and $340, respectively	6,823	3,270
Inventories (note 3)	12,381	8,980
Prepaid expenses	5,244	5,467
Deferred tax assets (note 8)	6,039	12,955

Total current assets	104,534	69,994

Marketable securities — non-current (note 2)	1,071	1,502
Property and equipment, net (note 4)	36,134	28,977
Deferred tax assets (note 8)	5,620	4,352
Other assets	3,343	3,506

Total assets	$150,702	$108,331

Liabilities and Shareholders’ Equity
Current liabilities:
Current maturities of long-term debt (note 6)	$—	$11
Accounts payable	14,773	16,508
Accruals:
Sales returns	3,469	3,181
Compensation and benefits	16,579	13,666
Taxes and withholding	3,661	2,779
Consumer prepayments	5,970	1,964
Other	6,110	5,120

Total current liabilities	50,562	43,229
Long-term debt, less current maturities (note 6)	—	2,991
Warranty costs	2,557	3,626
Other liabilities	4,821	3,970

Total liabilities	57,940	53,816

Shareholders’ equity (notes 6, 7 and 10):
Undesignated preferred stock; 5,000,000 shares authorized, no shares issued and outstanding	—	—
Common stock, $0.01 par value; 95,000,000 shares authorized, 35,769,606 and 30,727,101 shares issued and outstanding, respectively	358	307
Additional paid-in capital	104,085	92,184
Unearned compensation	(877)	—
Accumulated deficit	(10,804)	(37,976)

Total shareholders’ equity	92,762	54,515

Commitments and contingencies (notes 5 and 11):
Total liabilities and shareholders’ equity	$150,702	$108,331

See accompanying notes to consolidated financial statements.

Consolidated Statements of Operations

Years Ended January 3, 2004, December 28, 2002 and December 29, 2001
(in thousands, except per share amounts)

	2003*	2002	2001
Net sales	$458,489	$335,795	$261,687
Cost of sales	171,163	125,796	107,210

Gross profit	287,326	209,999	154,477

Operating expenses:
Sales and marketing (note 1)	206,129	155,890	138,417
General and administrative	38,423	32,854	25,296
Store closings and asset impairments (note 4)	71	233	1,366

Total operating expenses	244,623	188,977	165,079

Operating income (loss)	42,703	21,022	(10,602)

Other income (expense):
Interest income	612	571	237
Interest expense (note 6)	(170)	(1,655)	(1,362)
Other, net	—	(198)	(339)

Other income (expense), net	442	(1,282)	(1,464)

Income (loss) before income taxes and extraordinary loss	43,145	19,740	(12,066)
Income tax (expense) benefit (note 8)	(15,973)	17,762	—

Income (loss) before extraordinary loss	27,172	37,502	(12,066)
Extraordinary loss from early extinguishment of debt, net of tax of $234 (note 6)	—	(380)	—

Net income (loss)	$27,172	$37,122	$(12,066)

Basic net income (loss) per share (note 9):
Income (loss) before extraordinary loss	$0.83	$1.53	$(0.66)
Extraordinary loss from early extinguishment of debt	—	(0.02)	—

Net income (loss) per share — basic	$0.83	$1.51	$(0.66)

Weighted average common shares — basic	32,856	24,549	18,157

Diluted net income (loss) per share (note 9):
Income (loss) before extraordinary loss	$0.69	$1.10	$(0.66)
Extraordinary loss from early extinguishment of debt	—	(0.01)	—

Net income (loss) per share — diluted	$0.69	$1.09	$(0.66)

Weighted average common shares — diluted	39,277	34,532	18,157

*Fiscal year 2003 had 53 weeks. All other fiscal years presented had 52 weeks.

See accompanying notes to consolidated financial statements.

Consolidated Statements of Shareholders’ Equity

Years Ended January 3, 2004, December 28, 2002 and December 29, 2001
(in thousands, except share amounts)

	Common Stock				Additional
			Paid-in	Unearned	Accumulated
	Shares	Amount	Capital	Compensation	Deficit	Total
Balance at December 30, 2000	17,962,689	$180	$79,452	$—	$(63,032)	$16,600

Exercise of common stock options (note 7)	694	—	1	—	—	1
Issuance of common stock warrants	—	—	1,868	—	—	1,868
Employee stock purchases (note 10)	338,924	3	366	—	—	369
Net loss	—	—	—	—	(12,066)	(12,066)

Balance at December 29, 2001	18,302,307	183	81,687	—	(75,098)	6,772

Exercise of common stock options (note 7)	166,238	2	279	—	—	281
Exercise of common stock warrants	1,046,344	10	(10)	—	—	—
Conversion of convertible debt	11,000,000	110	9,382	—	—	9,492
Employee stock purchases (note 10)	212,212	2	846	—	—	848
Net income	—	—	—	—	37,122	37,122

Balance at December 28, 2002	30,727,101	307	92,184	—	(37,976)	54,515

Exercise of common stock options (note 7)	1,007,841	10	7,411	—	—	7,421
Exercise of common stock warrants	3,232,205	32	405	—	—	437
Repurchase of common stock	(200,100)	(2)	(1,832)	—	—	(1,834)
Conversion of convertible debt (note 6)	727,272	7	2,834	—	—	2,841
Issuance of restricted stock (note 7)	102,000	2	950	(877)	—	75
Employee stock purchases and 401(k) match (note 10)	173,287	2	2,133	—	—	2,135
Net income	—	—	—	—	27,172	27,172

Balance at January 3, 2004	35,769,606	$358	$104,085	$(877)	$(10,804)	$92,762

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Years Ended January 3, 2004, December 28, 2002 and December 29, 2001
(in thousands)

Cash flows from operating activities:	2003*	2002	2001

Net income (loss)	$27,172	$37,122	$(12,066)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	11,145	9,194	9,570
Amortization of debt discount and deferred finance fees	130	1,279	512
Non-cash compensation	75	—	—
Loss on disposal of assets and impaired assets	96	548	1,687
Deferred tax expense (benefit)	5,648	(17,307)	—
Change in operating assets and liabilities:
Accounts receivable	(3,553)	(647)	70
Inventories	(3,401)	(894)	2,926
Prepaid expenses	223	(1,879)	2,023
Other assets	129	1,441	(2,244)
Accounts payable	(1,735)	1,292	(2,055)
Accrued compensation and benefits	2,913	6,487	1,154
Accrued taxes and withholding	5,295	(253)	(143)
Customer Payments	4,006	701	6
Other accruals and liabilities	1,060	(940)	(1,026)

Net cash provided by operating activities	49,203	36,144	414

Cash flows from investing activities:
Purchases of property and equipment	(18,364)	(7,802)	(4,859)
Investments in marketable securities	(55,717)	(24,780)	—
Proceeds from maturity of marketable securities	18,972	11,132	3,950

Net cash used in investing activities	(55,109)	(21,450)	(909)

Cash flows from financing activities:
Principal payments on long-term debt	(11)	(5,022)	(38)
Repurchase of common stock	(1,834)	—	—
Proceeds from issuance of shares from option and warrant exercises	3,445	280	1
Proceeds from issuance of ESPP shares and other equity transactions	1,855	849	369
Net proceeds from long-term debt	—	—	15,040

Net cash provided by (used in) financing activities	3,455	(3,893)	15,372

(Decrease) increase in cash and cash equivalents	(2,451)	10,801	14,877
Cash and cash equivalents, at beginning of year	27,176	16,375	1,498

Cash and cash equivalents, at end of year	$24,725	$27,176	$16,375

Supplemental Disclosure of Cash Flow Information
Cash paid during the year for:
Interest	$39	$1,494	$182
Income taxes	5,917	495	188
Non-cash impact of conversion of debt to equity	3,121	9,492	—
Tax benefit from disqualifying option dispositions	4,413	—	—

*Fiscal year 2003 had 53 weeks. All other fiscal years presented had 52 weeks.

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

(1) BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business

Select Comfort Corporation and its wholly-owned subsidiaries (the Company) develops, manufactures and markets premium quality, adjustable-firmness beds.

Financial Statement Presentation

Certain prior-year amounts have been reclassified to conform to the current-year presentation. The Company’s fiscal year ends on the Saturday closest to December 31. Fiscal years and their respective fiscal year ends are as follows: fiscal year 2003 ended January 3, 2004; fiscal year 2002 ended December 28, 2002 and fiscal year 2001 ended December 29, 2001. Fiscal year 2003 had 53 weeks. Fiscal years 2002 and 2001 each had 52 weeks.

Principles of Consolidation

The consolidated financial statements include the accounts of Select Comfort Corporation and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid investments with original maturities of three months or less.

Marketable Securities

Investments with an original maturity of greater than 90 days are classified as marketable securities. Marketable securities include highly liquid investment grade debt instruments issued by the U.S. government and related agencies, municipalities and corporations and commercial paper issued by companies with investment grade ratings. The Company’s investments have an original maturity of up to 18 months. Marketable securities with a remaining maturity of greater than one year are classified as long-term.

Inventories

Inventories include material, labor and overhead and are stated at the lower of cost or market. Cost is determined by the first-in, first-out method.

Property and Equipment

Property and equipment, carried at cost, are depreciated using the straight-line method over the estimated useful lives of the assets, which range from three to seven years. Leasehold improvements are depreciated over the shorter of the life of the lease, 5 years or the period through the date a store remodel is expected to be completed.

Other Assets

Other assets include security deposits, patents, trademarks, and goodwill. Patents and trademarks are amortized using the straight-line method over periods ranging from 10 to 17 years. Goodwill is not amortized.

Fair Value of Financial Instruments

The carrying value of cash and cash equivalents and accounts receivable approximate fair value because of the short-term maturity of those instruments.

Research and Development Costs

Costs incurred in connection with research and development are charged to expense as incurred. Research and development expense was $1,295,000, $936,000 and $1,086,000 in 2003, 2002 and 2001, respectively.

Pre-opening Costs

Costs associated with the opening of new stores are expensed as incurred.

Advertising Costs

The Company incurs advertising costs associated with print and broadcast advertisements. Such costs are charged to expense the first time the advertisement airs. Advertising expense was $59,547,000, $39,477,000 and $29,451,000 in 2003, 2002 and 2001, respectively.

Income Taxes

The Company recognizes deferred tax assets and liabilities for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recognized against any portion of deferred tax assets that is not considered likely to be realized.

Earnings Per Share

Basic earnings (loss) per share excludes dilution and is computed by dividing the net income (loss) attributable to common shareholders by the weighted average number of common shares during the period. Diluted earnings (loss) per share includes potentially dilutive common shares consisting of stock options and warrants determined by the treasury stock method and dilutive convertible securities.

ACCOUNTING ESTIMATES AND CRITICAL ACCOUNTING POLICIES

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Critical accounting policies consist of revenue recognition, impairments of long-lived assets, accrued warranty costs and accrued sales return.

In certain instances, accounting principles generally accepted in the United States of America allow for the selection of alternative accounting methods. The significant accounting policy that involves the selection of an alternative method is accounting for stock options.

Stock Compensation

If the Company issues options to non-employees, compensation expense is recognized based on the fair market value method. When the Company issues options to employees, two alternative methods exist for accounting for the options: the intrinsic value method and the fair value method. The Company uses the intrinsic value method of accounting for stock options, and accordingly, no compensation cost has been recognized in the consolidated financial statements for employee stock option grants or the discount feature of the Company’s employee stock purchase plan.

Had the Company determined compensation cost based on the fair value at the grant date for its stock options and employee stock purchase plan under an alternative accounting method, the Company’s net income (loss) would have been adjusted as outlined below (in thousands, except per share amounts):

	2003	2002	2001
Net income (loss), as reported	$27,172	$37,122	$(12,066)
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(2,065)	(2,529)	(3,173)

Pro forma net income (loss)	$25,107	$34,593	$(15,239)

Net income (loss) per share
Basic – as reported	$0.83	$1.51	$(0.66)
Basic – pro forma	$0.76	$1.41	$(0.84)
Diluted – as reported	$0.69	$1.09	$(0.66)
Diluted – pro forma	$0.64	$1.02	$(0.84)

For purposes of this pro forma presentation, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	2003	2002	2001
Expected dividend yield	0%	0%	0%
Expected stock price volatility	90%	90%	90%
Risk-free interest rate	2.0%	2.0%	4.9%
Expected life in years	3.6	3.6	3.5
Weighted-average fair value at grant date	$7.31	$2.02	$0.34

Revenue Recognition

Revenue is recognized at the time of shipment to customers for products delivered by third party carriers. Revenue is recognized at the time of delivery for products delivered through our company-controlled home delivery system. In both cases, revenue is recognized net of estimated returns.

Impairment of Long-lived Assets and Long-lived Assets to be Disposed Of

The Company reviews its long-lived assets, certain identifiable intangibles, and goodwill for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

The Company reviews store assets for possible impairment considering such factors as estimated store cash flows, lease termination provisions, and opportunities to impact future store operating results.

The test for goodwill impairment is a two-step process, and is performed at least annually. The first step is a comparison of the fair value of the reporting unit with its carrying amount, including goodwill. If this step reflects impairment, then the loss would be measured as the excess of recorded goodwill over its implied fair value. Implied fair value is the excess of fair value of the reporting unit over the fair value of all identified assets and liabilities.

Beginning in 2002, the Company discontinued amortizing goodwill according to SFAS Statement 142 “Goodwill and Other Intangible Assets.” As a result, no amortization expense for goodwill was recorded in 2002 or 2003. The carrying value of goodwill as of January 3, 2004 was $2,850,000. In 2001, the Company recorded goodwill amortization expense of $374,000 ($0.02 per share).

Accrued Warranty Costs

The Company provides a 20-year limited warranty on its adjustable-firmness beds. The customer participates over the last 18 years of the warranty period by paying a portion of the retail value of replacement parts. Estimated warranty costs are expensed at the time of sale based on historical claims incurred by the Company. Actual warranty claim costs could differ from these estimates. The Company classifies as non-current those estimated warranty costs expected to be paid out in greater than one year. As of January 3, 2004, $2,557,000 of the accrued warranty costs was considered long-term.

The activity in the accrued warranty liability account (current and non-current) is as follows (in thousands):

		Additions
	Balance at	Charged to	Deductions
	Beginning	Costs and	from	Balance at
	of Year	Expenses	Reserves	End of Year
2003	$5,180	$4,378	$5,296	$4,262
2002	6,287	2,433	3,540	5,180
2001	7,181	2,708	3,602	6,287

Accrued Sales Returns

Estimated sales returns are provided at the time of sale based upon historical sales returns. Returns are allowed by the Company for 30 nights following the sale.

New Accounting Pronouncements

The Financial Accounting Standards Board’s Emerging Issues Task Force (EITF) reached consensus on EITF Issue No. 00-21, Revenue Arrangements with Multiple Deliverables. EITF 00-21 provides revenue recognition guidance for arrangements with multiple deliverables, and the criteria to determine if the items in a multiple deliverable agreement should be accounted for separately. The Issue became effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The Company has analyzed the impact of EITF 00-21 and concluded that its implementation did not have a material effect on the Company’s revenue recognition practices or financial results.

(2) MARKETABLE SECURITIES

Securities classified as held to maturity, which consist of securities that management has the ability and intent to hold to maturity, are carried at amortized cost and are summarized as follows (in thousands):

	Effective	Amortized	Fair
January 3, 2004	Interest Rate	Cost	Value
Corporate securities	1.8%	$1,072	$1,071
U.S. government agencies	1.4	44,724	44,769
Commercial paper	1.1	4,597	4,597

		$50,393	$50,437

	Effective	Amortized	Fair
December 28, 2002	Interest Rate	Cost	Value
Corporate securities	2.3%	$501	$501
U.S. government agencies	2.0	10,098	10,139
Commercial paper	1.4	3,049	3,052

		$13,648	$13,692

(3) INVENTORIES

Inventories consist of the following (in thousands):

	January 3,	December 28,
	2004	2002
Raw materials	$3,715	$2,669
Work in progress	123	88
Finished goods	8,543	6,223

	$12,381	$8,980

The Company’s finished goods inventory, as of January 3, 2004, was comprised of $3.0 million of finished beds, including retail display beds and deliveries in transit to those customers who have selected to utilize home delivery services, $3.3 million of finished components that are ready for assembly for the completion of beds, and $2.2 million of retail accessories.

(4) PROPERTY AND EQUIPMENT

Property and equipment are summarized as follows (in thousands):

	January 3,	December 28,
	2004	2002
Leasehold improvements	$45,588	$(37,638)
Office furniture and equipment	3,785	4,083
Production machinery, computer equipment and software	32,904	25,827
Less accumulated depreciation and amortization	(46,143)	(38,571)

	$36,134	$(28,977)

Store Closings and Asset Impairment Charges

Store closings and write-off expense was $71,000, $233,000 and $1,029,000 in 2003, 2002 and 2001, respectively.

In 2001, the Company incurred charges of $337,000 related to the impairment of carrying values of certain non-store assets. These charges related primarily to the write-off of unusable fixtures for merchandising of sleeper sofa products.

(5) LEASES

The Company rents office and manufacturing space under four operating leases which, in addition to the minimum lease payments, require payment of a proportionate share of the real estate taxes and building operating expenses. The Company also rents retail space under operating leases which, in addition to the minimum lease payments, require payment of percentage rents based upon sales levels and require payment of a proportionate share of the real estate taxes and certain building operating expenses. The Company also leases delivery trucks associated with its home delivery service which, in addition to the minimum lease payments, require payment of a management fee. Rent expense was as follows (in thousands):

	2003	2002	2001
Minimum rents	$17,257	$16,213	$16,069
Percentage rents	5,036	3,085	1,561

Total	$22,293	$19,298	$17,630

Equipment rent	$3,023	$1,913	$2,003

The aggregate minimum rental commitments under operating leases for subsequent years are as follows (in thousands):

2004	$17,612
2005	16,415
2006	15,564
2007	12,767
2008	10,336
Thereafter	11,279

$83,973

(6) LONG-TERM DEBT

Long-term obligations under notes and capital leases are as follows (in thousands, except share and per share amounts):

December 28,
2002
Non-interest-bearing subordinated convertible due November 2005. Face amount of $4 million with an effective interest rate of 12% per annum. Convertible into 727,272 shares of common stock at the rate of $5.50 per share	$2,991
Other	11

3,002
Less current maturities	11

$2,991

Substantially all of the Company’s long-term debt was converted to 727,272 shares of common stock in 2003. The then-current accreted value of the debt totaling $3.1 million was credited to additional paid in capital, net of costs of $280,000.

The Company’s senior secured debt (the Debt) was prepaid in 2002. All deferred financing costs were written off in connection with the early repayment of the Debt and were reflected as an extraordinary loss of $380,000.

In 2003, the Company entered into an agreement with Bank of America, N.A. for a $15 million three-year senior secured revolving credit facility. The interest rate on borrowings will be calculated using LIBOR plus 1.5% to 2.25%. The rate that is incremental to LIBOR will be determined based on the Company’s leverage ratio. The Company is subject to certain financial covenants under the agreement, principally consisting of minimum liquidity requirements, working capital and leverage ratios. The Company has remained in full compliance with the financial covenants from the origination of the agreement through January 3, 2004. The Company has had no borrowings against the credit facility.

(7) SHAREHOLDERS’ EQUITY

Stock Options

The Board of Directors has reserved 9,300,000 shares of common stock for options that may be granted to key employees, directors or others under the Company’s stock option plans. Shares available for grant at January 3, 2004 were 586,309.

A summary of the changes in the Company’s stock option plans for each of the years in the three-year period ended January 3, 2004 is as follows:

		Weighted
		Average
	Shares	Exercise Price
Outstanding at December 30, 2000
(including 1,726,097 shares exercisable)	3,519,271	$8.08
Granted	1,766,900	1.03
Exercised	(694)	1.01
Canceled	(628,453)	8.74

Outstanding at December 29, 2001
(including 2,034,877 shares exercisable)	4,657,024	5.32
Granted	952,600	3.26
Exercised	(166,238)	1.69
Canceled	(123,267)	3.97

Outstanding at December 28, 2002
(including 2,980,786 shares exercisable)	5,320,119	5.09
Granted	730,200	11.79
Exercised	(1,007,841)	2.98
Canceled	(53,863)	6.07

Outstanding at January 3, 2004
(including 3,277,866 shares exercisable)	4,988,615	$6.49

The following table summarizes information about options outstanding at January 3, 2004:

Options Outstanding				Options Exercisable
		Average	Weighted		Weighted
Range of		Remaining	Average		Average
Exercise		Contractual	Exercise		Exercise
Price	Shares	Life (Years)	Price	Shares	Price
$0.56–1.01	1,004,467	7.38	$1.01	695,308	$1.01
1.02– 2.75	857,019	7.81	2.56	586,247	2.52
2.76–7.10	1,552,747	5.74	5.43	1,328,124	5.43
7.11–14.00	782,092	7.91	9.10	253,900	8.81
14.01–28.73	792,290	6.26	17.20	414,287	17.34

$0.56–28.73	4,988,615	6.85	$6.49	3,277,866	$5.74

Warrants

Outstanding warrant issuances at January 3, 2004 are summarized below:

	Exercise		Expiration
Warrant Type	Price	Outstanding	Date
2001 Senior Secured Convertible Notes Financing	$1.00	1,220,000	6/6/11
Miscellaneous other warrants	1.20–5.56	238,675	5/17/04–6/6/11

	$1.00–5.56	1,458,675	5/17/04–6/6/11

The warrants issued in conjunction with the 2001 Senior Secured Convertible Notes were valued at $1,100,000 and were reflected in additional paid-in capital in the statement of shareholders’ equity.

Miscellaneous other warrants consist of warrants issued to various parties in lieu of cash payments. The value of these warrants was recognized as compensation expense with an offset to shareholders’ equity utilizing the Black-Scholes pricing model with assumptions reflecting the market rates at the time of warrant issuance.

Restricted Stock

The Company issued restricted stock awards to certain employees in conjunction with its stock-based compensation plan. The shares vest over ten years based on continued employment. Compensation expense related to restricted stock awards is based upon the market price at date of grant and is charged to earnings on a straight-line basis over the vesting period. 102,000 shares of restricted stock were outstanding as of January 3, 2004. Total compensation expense related to restricted stock was $75,000 for the year ended January 3, 2004. There was no related compensation expense recognized for the years ended December 28, 2002 and December 29, 2001.

(8) INCOME TAXES

The (provision) benefit for income taxes consists of the following (in thousands):

	2003	2002	2001
Current:
Federal	$(8,749)	$—	$—
State	(1,576)	340	—

	(10,325)	340	—

Deferred:
Federal	(5,550)	12,739	—
State	(98)	4,683	—

	(5,648)	17,422	—

Income tax (expense) benefit	$(15,973)	$17,762	$—

Effective tax rates differ from statutory federal income tax rates as follows:

	2003	2002	2001
Statutory federal income tax rate	35.0%	35.0%	(35.0)%
Change in valuation allowance	—	(123.3)	31.4
State income taxes, net of federal benefit	3.1	(1.8)	—
Other	(1.1)	0.1	3.6

	37.0%	(90.0)%	0.0%

The tax effects of temporary differences that give rise to deferred tax assets at January 3, 2004 and December 28, 2002 are as follows (in thousands):

Deferred tax assets:	2003	2002
Current:
Net operating loss carryforwards	$—	$7,904
Inventory, warranty and returns reserves	2,994	3,208
Allowance for doubtful accounts	188	129
Other	3,160	2,164
Long term:
Net operating loss carryforwards	405	29
Depreciation	4,882	3,765
Other	671	749

Total gross deferred tax assets	12,300	17,948
Valuation allowance	(641)	(641)

Total net deferred tax assets	$11,659	$17,307

At January 3, 2004, the Company had net operating loss carryforwards for federal income tax purposes of approximately $77,000, of which all will expire between 2004 and 2006. The Company also had net operating loss carryforwards for state income tax purposes of approximately $6,240,000, of which all will expire between 2005 and 2016. The Company has recorded a valuation allowance of $641,000 for a capital loss carryforward that likely will not be utilized within its applicable carryforward period.

The Company believes that it is more likely than not that it will generate sufficient taxable income to utilize its deferred tax assets, including net operating loss carryforwards, within any applicable carryover periods.

During 2002, the Company recorded a reduction in the valuation allowance of $24,537,000. The reduction in the valuation allowance followed the Company’s return to profitability as a result of cost restructuring efforts in 2000 and 2001 and an increase in sales in 2002.

(9) NET INCOME (LOSS) PER COMMON SHARE

The following computations reconcile net income (loss) per share-basic with net income (loss) per share-diluted (in thousands, except share and per share amounts).

	Net		Per Share
2003	Income	Shares	Amount
Basic EPS
Net income:	$27,172	32,855,607	$0.83
Effect of Dilutive Securities
Options	—	2,882,766
Common stock warrants	—	3,331,920
Convertible debt	81	266,601

Diluted EPS
Net income plus assumed conversions	$27,253	39,276,894	$0.69

	Net		Per Share
2002	Income	Shares	Amount
Basic EPS
Net income:	$37,122	24,549,459	$1.51
Effect of Dilutive Securities
Options	—	1,882,807
Common stock warrants	—	2,885,441
Convertible debt	563	5,214,286

Diluted EPS
Net income plus assumed conversions	$37,685	34,531,993	$1.09

	Net		Per Share
2001	Loss	Shares	Amount
Basic and Diluted EPS
Net loss:	$(12,066)	18,157,005	$(0.66)

The following is a summary of those securities outstanding during the respective periods which have been excluded from the calculations because the effect on net income (loss) per common share would not have been dilutive:

	2003	2002	2001
Options	209,800	1,870,220	4,657,024
Common stock warrants	—	40,000	6,124,529
Convertible debt	—	727,272	11,727,272

(10) EMPLOYEE BENEFIT PLANS

Profit Sharing and 401(k) Plan

Under the Company’s profit sharing and 401(k) plan, eligible employees may defer up to 15% of their compensation on a pre-tax basis. Each year, the Company may make a discretionary contribution equal to a percentage of the employee’s contribution. During 2003, 2002 and 2001, the Company expensed $1,066,000, $485,000 and $119,000, respectively, relating to its contribution to the 401(k) plan. During 2003 and 2002, the Company issued 79,305 and 81,778 shares, respectively, for its discretionary contribution.

Employee Stock Purchase Plan

Under the Company’s Employee Stock Purchase Plan, employees can purchase Company common stock at a discount of 15% based on the average price of the stock on the last business day of the offering period (calendar-quarter). The Company issued 93,982, 145,434 and 338,924 shares during 2003, 2002 and 2001, respectively.

(11) COMMITMENTS AND CONTINGENCIES

On August 13, 2003, a lawsuit was filed against the Company in Superior Court of the State of California, County of Ventura. The suit was subsequently amended on September 18, 2003. This suit was filed by two former store managers alleging misclassification of employment position and seeking class certification. The complaint seeks judgment for unpaid overtime compensation alleged to exceed $1,000,000, together with related penalties, restitution, attorneys’ fees and costs. We are investigating the allegations in the complaint and intend to vigorously defend this litigation. As this case is only in the very early stages of discovery, the financial impact to the Company, if any, cannot be predicted.

The Company is involved in various other claims and legal actions arising in the ordinary course of business. In the opinion of management, any losses that may occur from these other matters are adequately covered by insurance or are provided for in the consolidated financial statements and the ultimate outcome of these other matters will not have a material effect on the consolidated financial position or results of operations of the Company.

(12) SUMMARY OF QUARTERLY FINANCIAL DATA (UNAUDITED)

The following is a condensed summary of actual quarterly results for 2003 and 2002 (in thousands, except per share amounts):

2003	December	September	June	March
Net sales	$137,138	$117,400	$101,993	$101,958
Gross profit	85,399	74,953	63,073	63,901
Operating income	16,977	1 1,522	7,595	6,609
Net income	11,056	7,227	4,761	4,128
Net income per share—diluted	0.28	0.18	0.12	0.11

2002	December	September	June	March
Net sales	$92,263	$85,056	$77,281	$81,195
Gross profit	57,679	54,1411	47,941	50,238
Operating income	8,836	5,833	2,984	3,369
Income before extraordinary loss	8,091	23,604	2,563	3,244
Net income	7,711	23,604	2,563	3,244
Income per share before extraordinary loss—diluted	0.22	0.69	0.08	0.11
Net income per share—diluted	0.21	0.69	0.08	0.11

MANAGEMENT’S REPORT

The management of Select Comfort Corporation is responsible for the preparation, integrity and fair presentation of the consolidated financial statements included in this annual report. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and include amounts based on judgments and estimates made by management. Management is also responsible for the preparation and accuracy of information included in other sections of this annual report, which information is consistent with the financial statements.

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

The Audit Committee of the Board of Directors, composed solely of non-management directors, meets periodically with management and the independent auditors to review internal accounting control, audit activities and financial reporting matters. The independent auditors have full access to the Audit Committee and meet periodically with them without management present.

William R. McLaughlin
President and Chief
Executives Officer

James C. Raabe
Chief Financial Officer

INDEPENDENT AUDITORS’ REPORT

The Board of Directors and Shareholders of Select Comfort Corporation:

We have audited the accompanying consolidated balance sheets of Select Comfort Corporation and subsidiaries (the Company) as of January 3, 2004 and December 28, 2002 and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the fiscal years in the three-year period ended January 3, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Select Comfort Corporation and subsidiaries as of January 3, 2004 and December 28, 2002, and the results of their operations and their cash flows for each of the fiscal years in the three-year period ended January 3, 2004 in conformity with accounting principles generally accepted in the United States of America.

Minneapolis, Minnesota
February 2, 2004

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Financial instruments that potentially subject us to concentrations of credit risk consist principally of investments. The counterparties to our investments consist of government agencies and various major corporations of investment-grade credit standing. We do not believe there is significant risk of non-performance by these counterparties because we limit the amount of credit exposure to any one financial institution and any one type of investment.

Additional information concerning disclosure about market risk is set forth in the Notes to our Consolidated Financial Statements included in this Annual Report.

COMMON STOCK

Our common stock trades on the Nasdaq Stock Market under the symbol “SCSS.” The following table sets forth the quarterly high and low sales prices per share of our common stock as reported by the Nasdaq National Market for the two most recent fiscal years. These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not necessarily represent actual transactions.

	Fourth	Third	Second	First
Fiscal 2003	Quarter	Quarter	Quarter	Quarter
High	$32.32	$29.16	$18.06	$12.13
Low	$21.61	$15.57	$9.85	$8.55
Fiscal 2002
High	$10.20	$6.22	$6.99	$4.57
Low	$5.29	$3.81	$3.77	$1.93

As of March 5, 2004, there were 224 record holders of our common stock. We did not declare or pay any cash dividends on our common stock during the fiscal years ended January 3, 2004 or December 28, 2002 and do not anticipate paying any cash dividends on our common stock in the foreseeable future.

Information for our investors

Board of Directors

Patrick A. Hopf (Chairman)
Sleep Number® 35
Chairman, Better
Life Media

Thomas J. Albani
Sleep Number® 90
Former President and CEO,
Electrolux Corporation

Christopher P. Kirchen
Sleep Number® 35
Managing General Partner,
BEV Capital

David T. Kollat
Sleep Number® 40
President, 22 Inc.

Brenda J. Lauderback
Sleep Number® 45
Former Group President, Nine West Group

William R. McLaughlin
Sleep Number® 55
President and Chief Executive Officer,
Select Comfort Corporation

Michael A. Peel
Sleep Number® 45
Senior Vice President, Human Resources
and Corporate Services, General Mills

Trudy A. Rautio
Sleep Number® 45
President,
Carlson Hotels, Americas

Ervin R. Shames
Sleep Number® 35
Independent Management Consultant

Jean-Michel Valette
Sleep Number® 35
Chairman, Peet’s Coffee & Tea, Inc.

Executive Officers/
Management Team

William R. McLaughlin
Sleep Number® 55
President and Chief Executive Officer

Noel F. Schenker
Sleep Number® 35
Senior Vice President,
Marketing and New Business Development

Keith C. Spurgeon
Sleep Number® 90
Senior Vice President, Sales

Gregory T. Kliner
Sleep Number® 35
Senior Vice President, Operations

James C. Raabe
Sleep Number® 25
Senior Vice President, Chief Financial Officer

Mark A. Kimball
Sleep Number® 35
Senior Vice President,
Legal, General Counsel and Secretary

Scott F. Peterson
Sleep Number® 45
Senior Vice President, Human Resources

Michael J. Thyken
Sleep Number® 45
Senior Vice President, Chief Information Officer

Tracey T. Breazeale
Sleep Number® 25
Senior Vice President, Special Projects

Corporate Headquarters
Select Comfort Corporation
6105 Trenton Lane North
Minneapolis, Minnesota 55442
Phone: 763 551 7000
www.selectcomfort.com

Independent Auditors
KPMG LLP
Minneapolis, Minnesota

Registrar and Transfer Agent
Wells Fargo Shareowner Services
161 North Concord Exchange
South St. Paul, Minnesota 55075

Outside Counsel
Oppenheimer Wolff & Donnelly LLP
Minneapolis, Minnesota

Investor Relations
Investor Relations
Select Comfort Corporation
6105 Trenton Lane
North Minneapolis, Minnesota 55442
Phone: 763 551 7498

Annual Meeting
The Annual Meeting of
Shareholders will be held at
3:00 p.m. on Thursday, May 20,
2004 at the Radisson Plaza
Hotel, Minneapolis.

Commitment to our customers, employees, shareholders and community

68
75
65
30
70
80

select comfort.
CREATOR OF THE SLEEP NUMBER® BED

Select Comfort Corporation
6105 Trenton Lane North
Minneapolis, MN 55442
763.551.7000
763.551.7826 fax
www. selectcomfort.com
(NASDAQ: SCSS)

©2004 Select Comfort Corporation